Exhibit 99.3

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND REPLACED

WITH “[…***…]” BECAUSE IT IS NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF

PUBLICLY DISCLOSED.

TRANSITION & AMENDMENT AGREEMENT

by and between

GALAPAGOS NV

and

GILEAD SCIENCES, INC.

Effective as of April 3, 2021

Table of Contents

ARTICLE 1 DEFINITIONS		1

ARTICLE 2 INTERACTION OF AGREEMENTS		10

2.1	Interaction of Agreements Generally	10

ARTICLE 3 TIMING OF TRANSITION		12

3.1	Timing of Transition Generally	12
3.2	Business Transfer Agreements	12

ARTICLE 4 GOVERNANCE AND TRANSITION MANAGEMENT		12

4.1	Existing Committees and Working Groups	12
4.2	Transition Steering Committee	13
4.3	Joint Transition Team	14
4.4	Transition Compliance Working Group.	16
4.5	Country Transition Teams.	17
4.6	Functional Teams	17
4.7	Good Faith	17
4.8	General Committee Authority	18
4.9	Disbandment	18
4.10	General Direction of Galapagos	18

ARTICLE 5 PERSONNEL		18

5.1	TUPE Employees	18
5.2	Non-TUPE Employees	21
5.3	General rules in relation to the New Galapagos Employees	22
5.4	Other provisions	23

ARTICLE 6 REGULATORY MATTERS		24

6.1	Transfer of Regulatory Documentation	24
6.2	MAH Related Activities	26
6.3	MA Transition	26
6.4	Unallocated MAH Activities	29

ARTICLE 7 DEVELOPMENT		29

7.1	Transition Development Activities and Data-Related Activities	29
7.2	Clinical Trials	31
7.3	New Joint Development Activities	32
7.4	Independent Development Activities	34
7.5	Combination of the Licensed Compound with Other Compounds	36
7.6	Amendments to A&R Collaboration Agreement; Prior Development Plans	36

ARTICLE 8 MANUFACTURE AND SUPPLY		41

8.1	Supply Arrangements	41
8.2	Manufacturing Process Decisions	43
8.3	Transferred Inventory	43
8.4	Manufacturing and Importation Authorization	44

ARTICLE 9 COMMERCIALIZATION		44

9.1	Commercialization Arrangements	44
9.2	Market Access Activities; Medical Affairs Activities	47
9.3	Pricing Strategies and Decisions	48
9.4	Transferred Information	48
9.5	Amendments to A&R Collaboration Agreement	48

ARTICLE 10 TRANSFERRED TRADEMARKS AND INFORMATION TECHNOLOGY, LICENSES AND EXCLUSIVITY		49

10.1	Assignment of Transferred Trademarks, Certain Domain Names and Certain Information Technology	49
10.2	Licenses	50
10.3	Sublicensing	54
10.4	Amendment to Exclusivity; Non-Compete	55

ARTICLE 11 ADDITIONAL COVENANTS		55

11.1	Further Assurances	55
11.2	Contracts	56
11.3	Public Communications	57
11.4	Competition Law Guidelines	59
11.5	Social, Social Security and Tax Obligations	59
11.6	Regulatory Inspections.	59

ARTICLE 12 FINANCIALS		59

12.1	Upfront, Milestone Payments, Royalties and Profit Split	59
12.2	Development Costs	61
12.3	Regulatory Affairs Costs	63
12.4	Commercialization Costs Through Initial Transition Date	63
12.5	Other Transition Costs	64
12.6	Taxes	64
12.7	Financial Records; Audits	65
12.8	Foreign Exchange.	65
12.9	Interest on Late Payments	65
12.10	Manner and Place of Payment	65

ARTICLE 13 REPRESENTATIONS AND WARRANTIES		66

13.1	Mutual Representations and Warranties	66
13.2	Representations and Warranties by Gilead	66

ARTICLE 14 INDEMNIFICATION		67
14.1	Indemnification by Galapagos	67
14.2	Indemnification by Gilead	67
14.3	Indemnification Procedures	68
14.4	Shared Development Damages.	68
14.5	Limitations of Liability	69
14.6	Insurance	69

ARTICLE 15 TERM OF AGREEMENT		69

15.1	Term of Agreement	69
15.2	Impact of Material Breach	69
15.3	Amendment to A&R Collaboration Agreement	70
15.4	Survival	70

ARTICLE 16 MISCELLANEOUS		70

16.1	Certain Miscellaneous Provisions	70
16.2	Force Majeure	70
16.3	Entire Agreement	71
16.4	Subcontracting	71
16.5	Assignment	72
16.6	Dispute Resolution	72
16.7	Governing Law	74
16.8	Notices	74

SCHEDULES

SCHEDULE 1 TARGET MA SUBMISSION DATES

SCHEDULE 2 TRANSFERRED TRADEMARKS

SCHEDULE 3 TUPE EMPLOYEES

SCHEDULE 4 DOMAIN NAMES

SCHEDULE 5 EQUITY AWARDS GRANTED TO NEW GALAPAGOS EMPLOYEES

EXHIBITS

EXHIBIT A DEVELOPMENT PLAN AND BUDGET

EXHIBIT B SHARED TERRITORY COMMERCIALIZATION PLAN AND BUDGET

EXHIBIT C TRADEMARK ASSIGNMENT AGREEMENT

EXHIBIT D TRANSITION PLAN

EXHIBIT E INTENTIONALLY OMITTED

EXHIBIT F GILEAD PLANS FOR […***…] TUPE EMPLOYEES

EXHIBIT G […***…] BUSINESS TRANSFER AGREEMENT

EXHIBIT H COMMERCIAL HANDOVER

TRANSITION & AMENDMENT AGREEMENT

This Transition & Amendment Agreement (this “Agreement”) is made and entered into effective as of April 3, 2021 (the “Effective Date”) by and between GALAPAGOS NV, a corporation organized under the laws of Belgium and having its principal place of business at Generaal de Wittelaan L11 A3, 2800 Mechelen, Belgium (“Galapagos”), and GILEAD SCIENCES, INC., a Delaware corporation with offices at 333 Lakeside Drive, Foster City, CA 94404, USA (“Gilead”). Galapagos and Gilead are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

BACKGROUND

WHEREAS, Galapagos and Gilead Biopharmaceuticals Ireland UC (“GBIUC”) entered into that certain Amended and Restated License and Collaboration Agreement, dated as of August 23, 2019, which was then assigned by GBIUC to Gilead effective September 20, 2019 and was amended by a First Amendment dated as of February 4, 2020 (as so assigned and amended, the “A&R Collaboration Agreement”), pursuant to which, among other things, Galapagos is responsible for Commercializing the Licensed Product in the Benelux Countries, the Parties are jointly Commercializing the Licensed Product in the EU5 Countries and Gilead is responsible for Commercializing the Licensed Product in all other countries in the Galapagos Territory and in the Gilead Territory; and

WHEREAS, the Parties entered into a binding term sheet (the “Term Sheet”) on December 15, 2020 (the “Announcement Date”) agreeing to modify such arrangement with respect to the Galapagos Territory and wish to set forth in greater detail the process for transitioning, and the terms and conditions pursuant to which they will transition, the Development, Manufacture, and Commercialization of the Licensed Compound and the Licensed Products with respect to the Galapagos Territory, along with certain other rights and obligations, from Gilead to Galapagos (the “Transition”), as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following initially capitalized terms, whether used in the singular or plural form, shall have the meanings set forth in this ARTICLE 1. Capitalized terms used, but not defined herein, shall have the meanings given to them in the Applicable Collaboration Agreement unless otherwise specifically provided herein (provided, however, that for the period after the Initial Transition Date, if any such capitalized term is not defined in the Second A&R Collaboration Agreement, then such capitalized term shall have the meaning given to it in the A&R Collaboration Agreement). Unless specifically incorporated by reference into the Applicable Collaboration Agreement, the Transition Ancillary Agreements or any other Ancillary Agreement, the meanings given to such capitalized terms shall only apply to this Agreement. In addition, the terms “includes,” “including,” “include” and derivative forms of them shall be deemed followed by the phrase “without limitation” (regardless of whether it is actually written there (and drawing no implication from the actual inclusion of such phrase in some instances after such terms but not others)) and the term “or” has the inclusive meaning represented by the phrase “and/or” (regardless of whether it is actually written (and drawing no implication from the actual use of the phrase “and/or” in some instances but not in others)). Unless otherwise stated, euro (€) amounts are in European euros and Dollars ($) amounts are in the lawful currency of the United States. Unless specified to the contrary, references to Articles, Sections, Schedules or Exhibits shall refer to the particular Articles, Sections, Schedules or Exhibits of or to this Agreement and references to this Agreement include all Schedules and Exhibits hereto. To the extent a Party’s obligations under this Agreement are performed by, are the responsibility of, or must be completed by an Affiliate of such Party, such Party will procure that the applicable Affiliate perform such obligations in accordance with, and to the standard required under, this Agreement. The words “day,” “quarter” or “year” (and derivative or similar words, e.g., “quarterly”) shall mean a calendar day, calendar quarter or calendar year unless otherwise specified. The word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement. The words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement (including any Schedules and Exhibits). The words “will” and “shall” shall have the same obligatory meaning. Provisions that require that a Party, the Parties, the JTT, the TSC, the Transition Compliance Working Group, or a Country Transition Team “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, or with respect to the JTT, the TSC, the Transitional Compliance Working Group, or a Country Transition Team only, by approved minutes. Words of any gender include the other gender. Words using the singular or plural number also include the plural or singular number, respectively. References to any specific law or Article, Section or other division thereof, shall be deemed to include the then-current amendments or any replacement law thereto.

[…***…] has the meaning set forth in Section 5.1(b).

“A&R Collaboration Agreement” has the meaning set forth in the recitals.

“Accrued Benefits Amount” has the meaning set forth in Section 5.1(i).

“Acquired Rights Directive” means Council Directive 2001/23/EC of March 12, 2001 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses, as amended from time to time.

“Agreement” has the meaning set forth in the preamble hereof.

“Announcement Date” has the meaning set forth in the recitals.

“Applicable Collaboration Agreement” means (a) for the period beginning on the Effective Date and ending on the Initial Transition Date, the A&R Collaboration Agreement and (b) for the period after the Initial Transition Date, the Second A&R Collaboration Agreement.

“Applicable Guidelines” means applicable national and international pharmaceutical industry codes of practice and guidelines, which on and after January 1, 2020, include the International Federation of Pharmaceutical Manufacturers Code of Conduct, the European Federation of Pharmaceutical Industries Associate Code on the Promotion of Prescription-Only Medicines to, and Interactions with, Healthcare Professionals, where applicable, and applicable local country codes and guidelines.

“Applicable Law” means applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Regulatory Authorities that may be in effect from time to time.

“Benelux Co-Commercialization Agreement” means that certain Co-Commercialization Agreement, effective February 4, 2020, between the Parties, pursuant to which the Co-Commercialization Product(s) are being Commercialized by Galapagos in the Benelux Countries.

“Benelux Supply Agreement” means that certain Supply Agreement, effective February 4, 2020, between Gilead Sciences Ireland UC and Galapagos, pursuant to which Gilead Sciences Ireland UC supplies Galapagos with the Co-Commercialization Product(s) in the Benelux Countries.

“Business Day” means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in California, United States, or (c) a bank or other public holiday in Brussels, Belgium.

“cGMP” means the applicable current Good Manufacturing Practices as specified for (a) the United States in the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the relevant U.S. regulations found in Title 21 of the United States Code of Federal Regulations (Chapter 11, 210, 211, 600 and 610), together with the relevant or applicable current International Conference on Harmonization guidance documents, including International Conference on Harmonization Guidance Q7 Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients, as ratified in Annex 19 of the EU Guidelines to Good Manufacturing Practice; (b) the European Union in Directive 2001/83/EC, Directive 2003/94/EC, Eudralex—Volume 4—Good Manufacturing Practice (GMP) guidelines or any other relevant European Union or national regulations; and (c) any other countries, the equivalent legal requirements set forth in the Applicable Law, each as may be amended from time to time.

“Clinical Supply Agreement” means that certain Clinical Materials Supply Agreement, effective February 6, 2017, between the Parties, as may be amended from time to time.

“Commercial Handover” has the meaning set forth on Exhibit H.

“Competition Law Guidelines” has the meaning set forth in Section 11.4(a).

“Contract” means any written contract, agreement, lease, sublease, license, sublicense, instrument, note, guaranty, deed, assignment, purchase order or other legally binding commitment or arrangement.

“Control” means, with respect to any material, Information, Patent, Regulatory Materials or Regulatory Approvals, the possession (whether by ownership or license) by a Party or its Affiliates of the ability to assign, grant to the other Party a license or provide to the other Party access to such item as provided herein, without violating the terms of any agreement or other arrangement with any Third Party, or being obligated to pay any royalties or other consideration therefor (unless such Party has expressly agreed to pay or the other Party has expressly agreed to reimburse such amounts), in existence as of the time such Party or its Affiliates would first be required hereunder to assign or grant to the other Party a license or provide to the other Party access to such item.

“Country Non-TUPE Employees” has the meaning set forth in Section 5.2(c).

“Country Transition Team” has the meaning set forth in Section 4.5(a).

“Cure Period” has the meaning set forth in Section 15.2(a)

“Delegated Galapagos Activities” means all activities expressly reserved for Galapagos or any of its Affiliates from the Effective Date to the MA Transfer Completion Date in a Registered Country pursuant to Section 6.3.

“Delegation of Authority” has the meaning set forth in Section 6.3(a)(iv).

“Development Plan and Budget” means the Development Plan and Budget attached hereto as Exhibit A.

“Effective Date” has the meaning set forth in the preamble hereof.

“EMA” means the European Medicines Agency or its successor.

“Employment Taxes” means withholding, payroll, social security, workers’ compensation, unemployment, disability, and any similar tax imposed by any Tax Authority or social security authority, and any interest, penalties, additions to tax, or additional amounts with respect to the foregoing imposed on any taxpayer or consolidated, combined, or unitary group of taxpayers.

“Encumbrance” means any mortgage, lien, license, pledge, security interest or encumbrance.

“EU5 Co-Commercialization Agreement” means that certain Co-Commercialization Agreement, effective February 4, 2020, between the Parties, pursuant to which the Co-Commercialization Product(s) are being Commercialized by both Parties in the EU5 Countries.

“European Supply Agreement” means (a) the Benelux Supply Agreement, as amended by this Agreement, until its amendment and restatement pursuant to Section 8.1(a) and (b) thereafter such agreement as amended and restated.

“FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.

“FDA” means the United States Food and Drug Administration or its successor.

“First Overage Share Amount” has the meaning set forth in Section 12.2(c)(iv)(A).

“FIS Supply Agreement” means that certain Supply Agreement, effective February 4, 2020, between Gilead Sciences Ireland UC and Galapagos, pursuant to which Gilead Sciences Ireland UC supplies Galapagos with the Co-Commercialization Product(s) in France, Italy and Spain.

“Functional Team” has the meaning set forth in Section 4.6.

“Galapagos” has the meaning set forth in the preamble hereof.

“Galapagos House Marks” means the […***…].

“Galapagos MAH” means, with respect to a Marketing Authorization or Marketing Authorization application in a Registered Country, Galapagos or, as designated by Galapagos, its agent to whom the Marketing Authorization or Marketing Authorization application is to be transferred pursuant to ARTICLE 6.

“Galapagos Territory” means (a) the member states of the European Union as constituted as of July 14, 2019, including Austria, Belgium, Bulgaria, Croatia, Cyprus, Czechia, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom, and all other territories and possessions of the foregoing, (b) […***…], (c) […***…], (d) […***…] and (e) […***…].

“GBIUC” has the meaning set forth in the recitals.

“General Direction” has the meaning set forth in Section 4.10.

“[…***…] Gilead Pension Plans” has the meaning set forth in Section 5.1(l).

“[…***…] Pension Assets” has the meaning set forth in Section 5.1(l).

“[…***…] TUPE Employees” has the meaning set forth in Section 5.1(b).

“[…***…] TUPE Transfer Date” has the meaning set forth in Section 5.1(l).

“[…***…] Business Transfer Agreement” means that certain Business Transfer Agreement, dated on or about the date hereof, between […***…] and […***…], in the form attached as Exhibit G.

“Gilead” has the meaning set forth in the preamble hereof.

“Gilead Copyrights” means all copyrights Controlled as of the Effective Date or during the period prior to the Initial Transition Date by Gilead or its Affiliate(s) and used by Gilead or its Affiliate(s) in the Exploitation of Licensed Compound or Licensed Products in the Field in the Galapagos Territory.

“Gilead House Marks” means […***…].

“Gilead MAH” means, with respect to a Marketing Authorization or Marketing Authorization application in a Registered Country, Gilead or its Affiliate that is the MAH for such Marketing Authorization or Marketing Authorization application as of the Effective Date or thereafter until the MA Transfer Completion Date.

“Gilead Plan” means any Contract, obligation, plan, program, fund, arrangement, policy, or customary practice (whether written or unwritten) maintained, sponsored, owed, adopted, contributed to, or followed by Gilead or its Affiliates, providing compensation (other than salary), benefits, pension, retirement, superannuation, profit sharing, stock bonus, stock option, stock purchase, phantom or stock equivalent, bonus, thirteenth month, incentive, deferred compensation, hospitalization, medical, dental, vision, vacation, life insurance, death benefit, sick pay, disability, severance, termination indemnity, redundancy pay, educational assistance, holiday pay, housing assistance, moving expense reimbursement, fringe benefit or similar employee benefits to current or former directors, officers, employees or agents appointed employed or retained by Gilead or its Affiliates.

“Gilead Territory” means all countries in the world other than the countries included in the Galapagos Territory.

“Gilead’s Knowledge” means […***…].

[…***…]

[…***…]

[…***…]

[…***…]

“Hired Employee” has the meaning set forth in Section 5.2(c)(iii).

“IND” means, with respect to the Licensed Products, (a) an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA, or (b) the equivalent application to the equivalent Regulatory Authority in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

“Independent Activities” has the meaning set forth in Section 7.4(a).

“Independent Activities Cost” has the meaning set forth in Section 7.4(g).

“Independent Activities Data” has the meaning set forth in Section 7.4(d).

“Independent Activities Party” has the meaning set forth in Section 7.4(b)(i).

“Independent Activities Plan” has the meaning set forth in Section 7.4(b)(i).

“Independent Activities Regulatory Documentation” has the meaning set forth in Section 7.4(e).

“Initial Transition Date” means 11:59:59 pm Central European Time on December 31, 2021.

“Joint Development Plan and Budget” has the meaning set forth in Section 7.3(b).

“JTT” has the meaning set forth in Section 4.3(a).

“Latest Transition Date” means 11:59:59 pm Central European Time on December 31, 2022.

“MA Maintenance” means (a) the preparation and submission to the applicable Regulatory Authority of (i) all annual and other periodic updates to the Marketing Authorizations in the applicable country or regulatory jurisdiction and (ii) all supplements and amendments to the Marketing Authorizations in the applicable country or regulatory jurisdiction, and (b) all other actions that are necessary to maintain the Marketing Authorization and Marketing Authorization applications in the applicable country or regulatory jurisdiction.

“MA Transfer Completion Date” means with respect to the Licensed Products in the Registered Countries, the date on which the transfer of the Marketing Authorization or Marketing Authorization application in such Registered Country to the Galapagos MAH or the date on which withdrawal of the Marketing Authorization or Marketing Authorization application of the Gilead MAH pursuant to Section 6.1 takes effect.

“MAH” means, with respect to a Marketing Authorization or Marketing Authorization application in a Registered Country, the Person holding such Marketing Authorization or Marketing Authorization application.

“MAH Legal Responsibilities” means, with respect to the Licensed Product, a Party’s or any of its Affiliate’s ongoing legal responsibility as MAH under Regulation (EU) No. 726/2004, Directive 2001/83/EC and other applicable EU legislation and guidance or any equivalent regulation in the applicable Registered Country. […***…].

“MAH Related Activities” has the meaning set forth in Section 6.2(a).

“Marketing Authorization” means, with respect to a Registered Country, the Regulatory Approvals necessary for placing the Licensed Products on the market in such Registered Country.

“Material Breach Notice” has the meaning set forth in Section 15.2(a).

“MIA” has the meaning set forth in Section 8.4.

“NDA” means a New Drug Application, as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

“New Galapagos Employees” has the meaning set forth in Section 5.3.

“New Joint Development Activities” has the meaning set forth in Section 7.3(a).

“Non-TUPE Countries” has the meaning set forth in Section 5.2(c).

“Non-TUPE Employees” has the meaning set forth in Section 5.2(a).

“Offer Date” has the meaning set forth in Section 5.2(c)(iii).

“Original Agreement” means that certain License and Collaboration Agreement, dated December 16, 2015, entered into by the Parties.

“Other Contracts” means all Contracts to which Gilead or any of its Affiliates is a party, other than Transferred Contracts, related to Licensed Compound or Licensed Products and used in the Exploitation of Licensed Compound or Licensed Products in the Field in the Galapagos Territory.

“Participating Employee” has the meeting set forth in Section 5.4(a).

“Participating Entity” has the meeting set forth in Section 5.4(a).

“Party” and “Parties” have the meanings set forth in the preamble hereof.

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

“Power of Attorney” has the meaning set forth in Section 6.3(a)(iv).

“Pre-Transfer Gilead MAH Activities” means all activities expressly reserved for the Gilead MAH or any of its Affiliates from the Effective Date to the MA Transfer Completion Date pursuant to Section 6.3.

“Promotional Review” means the review and oversight of the compliance with Applicable Law and Applicable Guidelines of (a) Promotional Materials and (b) promotional and non-promotional activities (including, for clarity, Commercialization activities, Medical Affairs Activities, public affairs activities and government affairs activities) carried out by business functions in connection with the Commercialization of the Licensed Product(s) in its Respective Territory.

“Prospective Employees” has the meaning set forth in Section 5.2(c)(ii).

“PVA” means the Pharmacovigilance Agreement, dated March 3, 2021, by and between the Parties, as amended from time to time.

“Quality Agreement” means the Quality Agreement, dated February 17, 2020, as amended on November 30, 2020 and as may be amended from time to time, between the Parties (or their Affiliates).

“Regional Non-TUPE Employees” has the meaning set forth in Section 5.2(d).

“Registered Country” means, at any time, each of the countries in the Galapagos Territory with respect to which (a) a Marketing Authorization exists (whether granted by the EMA or locally) or a Marketing Authorization application is pending as of such time and (b) Gilead or its Affiliate is as of such time, or previously was, the MAH.

“Regulatory Approval” means all approvals (including licenses, registrations or authorizations) from any applicable Regulatory Authority in a given country or regulatory jurisdiction necessary for the Development, Manufacture, marketing, commercial distribution, importation and sale of a Licensed Product in such country or jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements and, where applicable, labeling approval, but which, shall exclude any pricing and reimbursement approvals. Regulatory Approvals include approvals by Regulatory Authorities of Marketing Authorization applications.

“Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval, including (a) the FDA, (b) the EMA, (c) the European Commission, (d) Swissmedic and (e) the MHRA, or the successor of any such Governmental Authority.

“Regulatory Communications” has the meaning set forth in Section 6.3(a)(ii).

“Regulatory Documentation” means the (a) Regulatory Materials, (b) correspondence and information submitted to, received from or retained in order to be made available to a Regulatory Authority (including minutes and official contact reports relating to any communication with any Regulatory Authority) and all supporting documents with respect thereto, (c) Regulatory Approvals and (d) safety or clinical databases, in each case (a) through (d), that are necessary or reasonably desirable in order to Develop, manufacture, market, sell or otherwise Commercialize a Licensed Product in a particular country or regulatory jurisdiction.

“Remedial Measures” has the meaning set forth in Section 15.2(a).

“Respective Territory” means, with respect to Gilead, the Gilead Territory and with respect to Galapagos, the Galapagos Territory.

“RTA” has the meaning set forth in Section 10.2(a)(iii).

“Second A&R Collaboration Agreement” has the meaning set forth in Section 2.1(b).

“Severance Costs” means any amount as legally due to any New Galapagos Employee […***…].

“Shared Territory Commercialization Plan and Budget” means the Shared Territory Commercialization Plan and Budget as defined in the A&R Collaboration Agreement, which is hereby amended as attached hereto as Exhibit B.

“Subcontractor” means any Third Party subcontractor engaged by Gilead or Galapagos to perform its obligations hereunder.

“Sublicensee” means any Third Party other than a Distributor that is granted a sublicense by a Party under the rights licensed to such Party pursuant to ARTICLE 10 of this Agreement.

“Supply Chain Completion Date” has the meaning set forth in Section 8.1(d).

“Target MA Submission Date” means the target date by which the submission to the Regulatory Authority for the transfer of the Marketing Authorization or Marketing Authorization application in a Registered Country to the Galapagos MAH is expected to occur as set forth on Schedule 1, or as otherwise agreed by the JTT, or if applicable, the TSC from time to time.

“Tax” means any income, net income, gross income, gross receipts, profits, capital stock, franchise, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, customs duties, value added, alternative minimum, estimated or other similar tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any Tax Authority, and any interest, penalties, additions to tax or additional amounts with respect to the foregoing imposed on any taxpayer or consolidated, combined or unitary group of taxpayers.

“Tax Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority or subdivision.

“Term Sheet” has the meaning set forth in the recitals.

“Territory Employee” means any employee who is employed by Gilead in the Galapagos Territory and provides services pursuant to the A&R Collaboration Agreement, as amended by this Agreement.

“Third Party” means any Person other than any Party or any of its respective Affiliates.

“Third Party Assignment Approval” has the meaning set forth in Section 11.2(c).

“Trademark” means any trademark, trade name, service mark, service name, brand, design, trade dress, logo, slogan, or other indicia of origin or ownership, including registrations and applications therefor and the goodwill and activities associated with each of the foregoing.

“Trademark Assignment Agreement” means the Trademark Assignment Agreements in the forms attached hereto as Exhibit C.

“Transferred Assets” means the Transferred Regulatory Documentation, the Marketing Authorizations, the Marketing Authorization applications, the Transferred Trademarks, the Transferred Inventory, the Transferred Contracts, the Transferred Clinical Trials and the Regulatory Documentation applicable thereto and such other assets as are transferred by Gilead to Galapagos pursuant to this Agreement.

“Transferred Clinical Trials” has the meaning set forth in Section 7.2(b).

“Transferred Contracts” has the meaning set forth in Section 11.2.

“Transferred Information” means all Information solely related to the Licensed Compound or Licensed Products that is Controlled by Gilead or its Affiliate(s) and (a) necessary for or otherwise reasonably requested by Galapagos in order to Exploit the Licensed Compound or Licensed Products in the Galapagos Territory, including, as applicable, Registered Country-specific pricing and reimbursement dossiers or official communications, current forecasts and Licensed Products analysis for any Registered Country, and books and records related to research, Development, regulatory activities, Manufacture and commercial data and plans for the Licensed Products in the Galapagos Territory or (b) related to the Transferred Assets. For clarity, […***…].

“Transferred Inventory” has the meaning set forth in Section 8.3(a).

“Transferred Regulatory Documentation” means all Regulatory Documentation that is used or held for use in connection with the Licensed Products in the Galapagos Territory or related to the Transferred Clinical Trials to the extent Controlled by Gilead or any of its Affiliates.

“Transferred Trademarks” means the Trademarks listed on Schedule 2 excluding, for the avoidance of doubt, any Gilead House Marks.

“Transition” has the meaning set forth in the recitals.

“Transition Activity Commercially Reasonable Efforts” means, with respect to each Party, (a) in connection with the transfer or withdrawal of the Marketing Authorizations or Marketing Authorization applications, the level of efforts, expertise and resources reasonably necessary to complete such transfer or withdrawal; and (b) in connection with any other activity under this Agreement, that level of efforts and use of resources commonly dedicated in the research-based pharmaceutical industry by a company to the performance of similar activities intending to achieve the applicable result with respect to such activities; provided, however, […***…].

“Transition Ancillary Agreement” means the Trademark Assignment Agreement, the European Supply Agreement, the Clinical Supply Agreement, the Quality Agreement, the PVA, and the […***…] Business Transfer Agreement.

“Transition Compliance Working Group” has the meaning set forth in Section 4.4(a).

“Transition Development Activities” means the […***…], the […***…] and any New Joint Development Activities for the Licensed Compound or Licensed Products that the Parties agree to conduct under this Agreement.

“Transition Key Messages” has the meaning set forth in Section 9.1(e).

“Transition Plan” means the Transition Plan attached hereto as Exhibit D as the same may be amended from time to time.

“TSC” has the meaning set forth in Section 4.2(a).

“TUPE Employees” has the meaning set forth in Section 5.1(a).

“TUPE Regulations” means (a) when used in relation to employees in a Galapagos Territory other than the United Kingdom, the Acquired Rights Directive and the Applicable Law pursuant to which the Acquired Rights Directive has been transposed into the laws of such Galapagos Territory, and (b) when used in relation to employees in the United Kingdom, the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended from time to time.

“TUPE Transfer Date” has the meaning set forth in Section 5.1(a).

“VAT” has the meaning set forth in Section 12.6(a).

ARTICLE 2

INTERACTION OF AGREEMENTS

2.1	Interaction of Agreements Generally

This Section 2.1 shall govern the interaction among the terms of this Agreement and the terms of each Applicable Collaboration Agreement, Ancillary Agreement and Transition Ancillary Agreement. In the event of any inconsistency between the terms of the Applicable Collaboration Agreement and the terms of this Agreement, (x) prior to the Initial Transition Date, the terms of this Agreement shall govern, and (y) after the Initial Transition Date, the terms of the Second A&R Collaboration Agreement shall govern.

(a)	A&R Collaboration Agreement. The A&R Collaboration Agreement will remain in effect (as amended by this Agreement) until the Initial Transition Date.

(b)

Second A&R Collaboration Agreement. As soon as reasonably practicable and, in any event, within […***…], the Parties shall amend and restate the A&R Collaboration Agreement (such agreement as amended and restated, the “Second A&R Collaboration Agreement”). The Second A&R Collaboration Agreement will become effective […***…] and will amend and restate the A&R Collaboration Agreement in its entirety at such time. Upon the effectiveness of the Second A&R Collaboration Agreement, the Second A&R Collaboration Agreement will govern the relationship between the Parties with respect to the […***…]; provided that any Transition activities remaining to be completed under this Agreement shall be performed pursuant to this Agreement but under the purview of the Committees under the Second A&R Collaboration Agreement and subject to the applicable terms of the Second A&R Collaboration Agreement.

(c)

Development and Associated Regulatory Activities. Prior to the Initial Transition Date, Transition Development Activities (including any […***…]) and associated regulatory matters will be governed by this Agreement and the A&R Collaboration Agreement as amended hereby. After the Initial Transition Date, all Development Activities […***…]) will be conducted under the Second A&R Collaboration Agreement.

(d)

Regulatory Matters. Prior to the Initial Transition Date, regulatory matters related to the Licensed Products in the Galapagos Territory and the Galapagos Combination Products will be governed by this Agreement. Regulatory matters related to the Licensed Products and Gilead Combination Products in the Gilead Territory will continue to be governed by A&R Collaboration Agreement except as provided in this Agreement. After the Initial Transition Date, regulatory matters related to the Licensed Products, Galapagos Combination Product and Gilead Combination Products will be governed by the Second A&R Collaboration Agreement; provided, however, that any on-going activities related to […***…] shall be performed pursuant to this Agreement but under the purview of the Committees under the Second A&R Collaboration Agreement and subject to the applicable terms of the Second A&R Collaboration Agreement.

(e)

Supply Arrangements. The commercial supply arrangements for the Licensed Products in […***…] and, once Galapagos assumes the distribution obligations for the Licensed Products in the other countries, in accordance with this Agreement, such other countries in the Galapagos Territory, will be governed by the European Supply Agreement. The supply arrangement for Clinical Trial materials will be governed by the Clinical Supply Agreement. The Parties (on behalf of themselves and their respective Affiliates) hereby terminate the FIS Supply Agreement effective as of the Effective Date. The Parties hereby acknowledge and agree that except as provided in Section 8.1(b), neither Party nor their respective Affiliates shall have any further rights or obligations under the FIS Supply Agreement and that any post-termination obligations that may result from the termination of the FIS Supply Agreement (including Section 13.4 of the FIS Supply Agreement) will not be applicable as a result of such termination pursuant to this Agreement.

(f)

Quality Activities. The quality responsibilities relating to manufacture and distribution for the Licensed Products in […***…] and, once Galapagos assumes the distribution obligations for the Licensed Products in other countries in the Galapagos Territory, such other countries in the Galapagos Territory will be governed by the Quality Agreement, as amended pursuant to clause (i) of Section 6.3(e). The Parties hereby acknowledge and agree that, following the last-to-occur MA Transfer Completion Date, the Quality Agreement will be superseded by a new quality agreement as provided in clause (ii) of Section 6.3(e).

(g)

Commercialization Activities and Medical Affairs Activities. The Parties hereby terminate the Benelux Co-Commercialization Agreement and the EU5 Co-Commercialization Agreement effective as of the Effective Date. The Parties hereby acknowledge and agree that neither Party shall have any further rights or obligations under the Benelux Co-Commercialization Agreement or the EU5 Co-Commercialization Agreement and that any post-termination obligations that may result from the termination of either the Benelux Co-Commercialization Agreement or the EU5 Co-Commercialization Agreement (including, (i) ARTICLE 8 and Section 11.8 of the Benelux Co-Commercialization Agreement, and (ii) ARTICLE 8 and Section 11.8 of the EU5 Co-Commercialization Agreement) will not be applicable as a result of such terminations pursuant to this Agreement; provided that the termination of the Benelux Co-Commercialization Agreement or the EU5 Co-Commercialization Agreement will not affect any rights or obligations of the Parties that have accrued prior to the date of such termination. The on-going Commercialization activities and Medical Affairs Activities in the Shared Territory and the remainder of the Galapagos Territory will be governed by this Agreement until the Initial Transition Date.

After the Initial Transition Date, the Commercialization activities and the Medical Affairs Activities for the Galapagos Territory will be governed by the Second A&R Collaboration Agreement; provided, however, that any on-going Commercialization activities being conducted by Gilead for the Galapagos Territory that have not yet been transitioned to Galapagos shall be performed pursuant to this Agreement but under the purview of the Committees under the Second A&R Collaboration Agreement.

ARTICLE 3

TIMING OF TRANSITION

3.1	Timing of Transition Generally

The Parties will use, and will procure that their respective Affiliates use, Transition Activity Commercially Reasonable Efforts to complete the Transition of all activities related to the Development, Manufacture and Commercialization of the Licensed Products in the Galapagos Territory in accordance with and at the times specified in this Agreement and the Transition Plan on or before the Initial Transition Date. If, as of the Effective Date, the transition plan for any given function, or any date or timeline expressly referenced herein as part of the Transition Plan, is not included in the initial Transition Plan attached hereto, the Parties shall discuss in good faith the transition activities for such function, or such date or timeline, as applicable, and amend the Transition Plan to include the mutually agreed plan for such transition activities or the mutually agreed date or timeline. If there are any activities related to the Transition that are not completed on or before the Initial Transition Date due to obstacles outside of the control of Galapagos, the Parties will use Transition Activity Commercially Reasonable Efforts to complete the Transition of such remaining activities as soon as reasonably practicable on or before the Latest Transition Date. Gilead shall not have any obligation to continue any such remaining Transition activities beyond the Latest Transition Date, except that (a) certain agreed upon activities will continue to be obligations of Gilead beyond the Initial Transition Date as described in this Agreement and the Transition Plan and (b) the Transition of certain activities may be subject to Regulatory Approval and such Regulatory Approval processes may continue beyond the Latest Transition Date for reasons outside of Galapagos’ control in which case Gilead shall use, and will procure that its Affiliates use, Transition Activity Commercially Reasonable Efforts to continue such activities until the necessary Regulatory Approvals have been obtained. Galapagos will be responsible for all out-of-pocket costs and expenses reasonably incurred by Gilead pursuant to clause (b) (excluding […***…]). Gilead will invoice Galapagos for any […***…], and Galapagos will pay them not later than […***…] following receipt of such invoice.

3.2	Business Transfer Agreements

The Parties will execute on the Effective Date (or such other date as mutually agreed) the […***…] Business Transfer Agreement to effect the transfer of assets held at the […***…] country level by Gilead to Galapagos, or its Affiliate(s), as set forth therein, including in the schedules attached thereto. To the extent necessary to effectively consummate the transfer of assets in other jurisdictions in accordance with the terms of this Agreement, the Parties will negotiate in good-faith and enter into such additional business transfer agreements, as may be required by such other jurisdictions.

ARTICLE 4

GOVERNANCE AND TRANSITION MANAGEMENT

4.1	Existing Committees and Working Groups

(a)

The JSC and JDC established under the A&R Collaboration Agreement shall remain in effect provided that (i) the JDC shall have no oversight or decision-making authority with respect to any activities conducted under this Agreement other than (A) […***…], which shall remain under the JDC’s purview as set forth in the Applicable Collaboration Agreement, or (B) such other Development activities as may be set forth in the Second A&R Collaboration Agreement, (ii) the JSC shall have no oversight or decision-making authority with respect to any activities conducted under this Agreement other than […***…], and (iii) the last sentence of Section 7.1(a) shall apply with respect to Gilead’s final decision-making authority.

(b)

The Compliance Working Groups established under the Benelux Co-Commercialization Agreement and EU5 Co-Commercialization Agreement shall be converted into and continue as the Transition Compliance Working Group as set forth in Section 4.4.

(c)	The Joint Teams established for the EU5 Countries under the A&R Collaboration Agreement shall be converted into and continue as Country Transition Teams as set forth in Section 4.5(a).

(d)

The following committees and working groups are hereby disbanded: (i) the JCC and the Shared Territory JCC established pursuant to the A&R Collaboration Agreement, and (ii) the EU5 Distribution Working Group, and Country Pricing Committee established pursuant to the EU5 Co-Commercialization Agreement.

4.2	Transition Steering Committee

(a)

Purpose; Formation. Promptly following the execution of the Term Sheet, the Parties established the transition steering committee (the “TSC”). The TSC shall continue under this Agreement; provided that its responsibilities shall be to (i) oversee the JTT and (ii) attempt to resolve any disputes referred to it by the JTT pursuant to Section 4.3(e).

(b)

Composition. Each Party shall have the right to appoint […***…] representatives to the TSC, all of whom are executives of the applicable Party and have sufficient seniority within the applicable Party to make decisions arising within the scope of the TSC’s responsibilities. The Alliance Managers will attend TSC meetings as observers. The TSC may change its size from time to time if agreed by consensus among its members. Each Party may replace its TSC representatives at any time upon written notice to the other Party; provided, however, that neither Party may replace a representative on the TSC (except for the Party’s Alliance Manager) with an individual with lower seniority without the approval of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed. The TSC may invite non-members to participate in the discussions and meetings of the TSC; provided that such participants shall have no voting authority at the TSC. The TSC shall have a chairperson who shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the TSC. The Alliance Managers shall work with the chairperson to prepare and circulate agendas and ensure the preparation and execution of meeting minutes. The chairperson shall have no additional powers or rights beyond those held by the other TSC representatives.

(c)

Meetings. The TSC shall meet promptly (and in all cases within […***…] Business Days) to address any disputes referred by the JTT pursuant to Section 4.3(e). Either Party may also call a special meeting of the TSC (by videoconference, teleconference, or in person) by providing at least […***…] Business Days prior written notice to the other Party. To the extent practicable, no later than […***…] Business Days prior to any meeting of the TSC, the chairperson of the TSC shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring TSC consideration. The TSC may meet in person, by videoconference or by teleconference. Each Party will bear the expense of its respective TSC members’ participation in TSC meetings. Meetings of the TSC shall be effective only if at least one (1) representative of each Party is present or participating in such meeting. The Alliance Manager of […***…] shall be responsible for preparing reasonably detailed written minutes of all TSC meetings that reflect material decisions made and action items identified at such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the TSC for review and approval within […***…] Business Days after each TSC meeting. Such minutes will be deemed approved unless one or more members of the TSC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the TSC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. Minutes will be officially endorsed by the TSC at the next TSC meeting, and will be signed by the Alliance Managers.

(d)

Decision-Making. Subject to the remainder of this Section 4.2(d), the TSC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. The TSC shall use good faith efforts to promptly resolve any matters. If the TSC cannot reach consensus on an issue that comes before the TSC within […***…] Business Days of the meeting at which such issue was raised and over which the TSC has oversight, then either Party may elect, by written notice to the other Party, to submit such issue to the Parties’ Executive Officers. The TSC shall submit, in writing and within […***…] Business Days of such notice, the respective positions of the Parties to their respective Executive Officers. Such Executive Officers shall use good faith efforts to resolve promptly such matter, which good faith efforts shall include at least one meeting between such Executive Officers within […***…] Business Days after the TSC’s submission of such matter to them. If the Executive Officers are unable to reach consensus on any such matter, then such matter shall be decided by the Executive Officer of […***…]; provided, however, […***…].

4.3	Joint Transition Team

(a)

Purpose; Formation. Promptly following the execution of the Term Sheet, the Parties established the joint transition team (the “JTT”). The JTT shall continue under this Agreement; provided that its responsibilities shall be as set forth in this Agreement.

(b)

Composition. Each Party shall use reasonable efforts to appoint representatives to the JTT with expertise in the following functional areas: […***…], as well as a representative who shall be responsible for leading the Transition activities for such Party. Each Party’s representatives on the JTT shall have sufficient seniority within the applicable Party to make decisions arising within the scope of the JTT’s responsibilities. The Alliance Managers will attend JTT meetings as observers. The JTT may change its size from time to time; provided that there must be at least […***…] representatives from each Party. Subject to the foregoing expertise and size requirement, each Party may add, remove or replace its JTT representatives at any time upon written notice to the other Party. The JTT representatives may invite non-members to participate in the discussions and meetings of the JTT. The JTT shall have a chairperson who shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JTT.

(c)	Specific Responsibilities. In addition to its overall responsibilities set forth in Section 4.3(a), the JTT shall in particular:

(i)

oversee the execution of the Transition Plan and discuss, monitor, coordinate and provide the necessary support for the Transition activities of the Parties under this Agreement, the Transition Plan, the Development Plan and Budget and the Shared Territory Commercialization Plan and Budget (other than […***…], which remain under the purview of the JDC);

(ii)	review, at least […***…], the Shared Territory Commercialization Plan and Budget and suggest any applicable amendments thereto for review and approval by the JTT;

(iii)

review and approve any amendments, modifications or changes to the Transition Plan, the Development activities contemplated by the Development Plan and Budget (other than […***…]), the Shared Territory Commercialization Plan and Budget or any other Commercialization plan applicable to […***…];

(iv)

discuss and analyze a material breach by any Party (if referred to it by the non-breaching Party), determine and approve any Remedial Measures to be imposed on such breaching Party and oversee timely implementation of such Remedial Measures by the breaching Party;

(v)	approve or consent to any matters under this Agreement that require the approval or consent of the JTT;

(vi)	prior to the Initial Transition Date, prepare, review and approve a Joint Development Plan and Budget, if requested by a Party;

(vii)

attempt to resolve any disputes referred to it by any Country Transition Teams pursuant to Section 4.5(a) or by the Functional Team, or any disputes that may arise out of Galapagos’ exercise of its General Direction pursuant to Section 4.10;

(viii)	establish such additional working groups as it deems necessary to achieve the foregoing objectives;

(ix)

discuss compliance issues arising under this Agreement or the Transition Ancillary Agreements that would conflict with […***…] on an ad hoc basis as required; provided that, day-to-day discussions will be had by the Transition Compliance Working Group in accordance with Section 4.4(b). When dealing with such compliance issues, the JTT will invite representatives with relevant compliance knowledge and expertise from both Parties to participate in the discussions; and

(x)

prior to the last MA Transfer Completion Date to occur, review and approve Galapagos Public Communications, as need be; provided that, in case of any Galapagos Public Communication that is required by Applicable Law or the rules of a stock exchange on which the securities of Galapagos are listed, (1) Galapagos shall not be required to delay such Galapagos Public Communication for such JTT review, (2) such Galapagos Public Communication shall not require any approval of the JTT, and (3) Galapagos shall not be required to make any disclosure to the JTT that is not permitted by Applicable Law or the rules of a stock exchange on which the securities of Galapagos are listed.

For clarity, the JTT shall have no oversight or decision-making authority with respect to the Commercialization of any Licensed Products or Gilead Combination Products in the Gilead Territory, as set forth in Section 9.1(g), except to the extent such activities materially adversely affect the Exploitation of the Licensed Product or Galapagos Combination Products by Galapagos in the Galapagos Territory, with respect to which activities neither Party shall have unilateral final decision-making authority notwithstanding anything to the contrary herein (any issues related to such activities not agreed to by the JTT will be resolved in accordance with Section 16.6). Additionally, the JTT shall have no oversight or decision making authority with respect to […***…].

(d)

Meetings. The JTT shall meet (by videoconference, teleconference, or in person) with such meeting frequency as agreed by the JTT. Either Party’s representatives on the JTT may also call a meeting of the JTT (by videoconference, teleconference, or in person) by providing at least […***…] Business Days prior written notice to the other Party’s representatives. Prior to any meeting of the JTT, the chairperson of the JTT shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JTT consideration. The JTT may meet in person, by videoconference or by teleconference. Each Party will bear the expense of its respective JTT members’ participation in JTT meetings. Meetings of the JTT shall be effective only if at least one (1) representative of each Party (which representative is not such Party’s Alliance Manager) is present or participating in such meeting. The Alliance Manager of […***…] shall be responsible for preparing reasonably detailed written minutes of all JTT meetings that reflect material decisions made and action items identified at such meetings. Such Alliance Manager shall send draft meeting minutes to each member of the JTT for review and approval within […***…] Business Days after each JTT meeting. Such minutes will be deemed approved unless one or more members of the JTT objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case such Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JTT for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. Minutes will be officially endorsed by the JTT at the next JTT meeting, and will be signed by the Alliance Managers.

(e)

Decision-Making. Subject to the remainder of this Section 4.3(e) and Section 4.2, the JTT shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the JTT cannot reach consensus on an issue that comes before the JTT within […***…] Business Days of the meeting at which such issue was raised and over which the JTT has oversight, then either Party may refer such matter to the TSC for resolution in accordance with Section 4.2; provided, however, that […***…].

4.4	Transition Compliance Working Group.

(a)

Purpose; Formation. Upon the Effective Date, the Compliance Working Groups established under the Benelux Co-Commercialization Agreement and EU5 Co-Commercialization Agreement shall be automatically converted into and continue as a compliance working group of the JTT (the “Transition Compliance Working Group”).

(b)

Specific Responsibilities of the Transition Compliance Working Group. The Transition Compliance Working Group will (i) identify and discuss compliance issues arising under this Agreement or the Transition Ancillary Agreements that would conflict with […***…] (and identify such compliance issues that require consideration by the JTT in accordance with Section 4.3(c)(ix)), (ii) address such matters in foregoing clause (i) to ensure that […***…] and (iii) subject to Sections 9.1(e) and 11.3, determine ways of working together to enable appropriate review of Promotional Materials.

(c)

Decision-Making. Subject to the remainder of this Section 4.4(c) and Section 4.3, the Transition Compliance Working Group shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the Transition Compliance Working Group cannot reach consensus on an issue within its responsibilities within […***…] Business Days of the meeting at which such issue was raised and over which the Transition Compliance Working Group has oversight, then either Party may refer such matter to the JTT for resolution.

4.5	Country Transition Teams.

(a)

Purpose; Formation; Decision-Making. For […***…] separately and jointly for all other countries in the Galapagos Territory (other than […***…]), the Parties shall promptly establish (in any event no later than May 3, 2021) a transition team (each, a “Country Transition Team”) to coordinate the Parties’ respective Transition activities in such country/ies and to facilitate the communication and exchange of information between the Parties with respect to the Transition in such country/ies under Galapagos’ General Direction. Each of the Joint Teams established for each […***…] under the A&R Collaboration Agreement are hereby converted into the corresponding Country Transition Team. If a Country Transition Team cannot reach consensus on an issue related to a Party’s Transition activities then either Party may refer such matter to the JTT.

(b)	Composition. Each Country Transition Team shall have at least one representative appointed from each Party.

4.6	Functional Teams

The day-to-day Transition activities under this Agreement shall be conducted by the functional teams of both Parties (each, a “Functional Team”), it being understood that any issues that arise between the Functional Teams can be brought to the JTT for discussion and resolution if need be.

4.7	Good Faith

In conducting themselves on the TSC, JTT, Transition Compliance Working Group, the Country Transition Teams and the Functional Teams, and in exercising their rights under this ARTICLE 4, all representatives of each Party shall consider reasonably and in good faith all input received from the other Party. Without limiting or expanding rights or obligations with respect to application of Transition Activity Commercially Reasonable Efforts standards in its performance under this Agreement or the Transition Ancillary Agreements, in making decisions in accordance with its duties in serving on the TSC, JTT, Transition Compliance Working Group, Country Transition Teams, or Functional Teams each Party shall act in accordance with Applicable Law and Applicable Guidelines and based on its good faith judgment taking into consideration the best interests of the Licensed Compound and Licensed Products in the Galapagos Territory and the Gilead Territory and the Transition, provided that, […***…].

4.8	General Committee Authority

Each of the TSC, JTT, Transition Compliance Working Group, Country Transition Teams and Functional Teams shall have solely the powers expressly assigned to it in this ARTICLE 4 and elsewhere in this Agreement. Except as expressly provided in this Agreement, the TSC, JTT, Country Transition Teams and Functional Teams shall not have any power to amend, modify, or waive compliance with this Agreement, any Transition Ancillary Agreement, the Applicable Collaboration Agreement or any Ancillary Agreement. It is expressly understood and agreed that the control of decision-making authority by a Party, pursuant to Section 4.2(d), so as to resolve a disagreement or deadlock on the TSC for any matter will not authorize either Party to perform any function or exercise any decision-making right not delegated to the TSC, JTT, Country Transition Teams, Functional Teams or such Party, and that neither Galapagos nor Gilead shall have any right to unilaterally modify or amend, or waive its own compliance with, the terms of this Agreement or the Applicable Collaboration Agreement (including any diligence obligation contained herein or therein).

4.9	Disbandment

The TSC and JTT shall dissolve on the Initial Transition Date and the governance of any ongoing Transition activities under their purview shall be transitioned to and thereafter governed by the Committees under the Second A&R Collaboration Agreement. The Transition Compliance Working Group shall dissolve on the last-to-occur MA Transfer Completion Date. Each Country Transition Team shall dissolve on the date of Commercial Handover for the applicable Registered Country (unless otherwise agreed by the Parties). Each Functional Team shall cease to be considered a “Functional Team” under this Agreement upon completion of the Transition activities hereunder with respect to such function (or upon any earlier mutual written agreement of the Parties). Any escalations from the Transition Compliance Working Group and any Functional Team after the Initial Transition Date shall be made to the JSC.

4.10	General Direction of Galapagos

As of the Effective Date and until the applicable MA Transfer Completion Date for a given Registered Country, Galapagos, through the TSC, JTT, Country Transition Teams and Functional Teams, shall provide general direction to Gilead on the commercial, medical affairs, and regulatory activities performed by Gilead under this Agreement (“General Direction”).

Gilead shall use Transition Activity Commercially Reasonable Efforts to take any action proposed in good faith by Galapagos in Galapagos’ exercise of its General Direction. Notwithstanding anything to the contrary in this Agreement (including, for clarity, the Transition Plan), […***…]. General Direction of Galapagos does not include the direct supervision or management by Galapagos of Gilead’s personnel and will not impose any requirement on Gilead to […***…].

ARTICLE 5

PERSONNEL

5.1	TUPE Employees

(a)

The Parties agree that the employment contracts of the Territory Employees based in […***…], if then still employed by Gilead (or the relevant Affiliate of Gilead) unless the listed Territory Employee has validly objected as per the applicable local legal provisions, shall automatically and in a definitive manner transfer to Galapagos (or the relevant Affiliate of Galapagos) in accordance with the TUPE Regulations (the “TUPE Employees”) upon local completion of the Transition in those countries, respectively (the date of such local completion in relation to such country, the relevant “TUPE Transfer

Date”). As a result, as of the relevant TUPE Transfer Date, Galapagos (or the relevant Affiliate of Galapagos) will employ the relevant TUPE Employees on substantially similar contractual terms and conditions, or identical contractual terms and conditions if required under the TUPE Regulations, but not including rights pursuant to any Gilead Plan as in effect for each such TUPE Employee prior to the transfer, except as otherwise required by Applicable Law.

(b)

With respect to the Territory Employees of […***…] on Schedule 3, Gilead and Galapagos (or their relevant Affiliates) have jointly informed in writing these employees in accordance with […***…]. Gilead and Galapagos (or their relevant Affiliates) have provided the required information they are responsible for in this respect, i.e. Gilead (or its relevant Affiliate) has provided information on the current employment situation and Galapagos (or its relevant Affiliate) has provided information on any envisaged changes that need to be included in this […***…]. The […***…] contains reference to the statutory deadline of one month after receipt of the […***…] to object to the transfer of employment in writing. The Parties shall promptly inform each other of any notice of objection and consent received from any of these employees and will as soon as practically possible determine which of these employees have transferred in a definitive manner from […***…] to the respective Galapagos Affiliate […***…].

(c)

The Parties will coordinate and use Transition Activity Commercially Reasonable Efforts to effect the transfer of (i) the […***…] as soon as possible following the Effective Date and at the latest on or before […***…] and (ii) the […***…] as soon as possible following the Effective Date and at the latest on or around […***…]. Galapagos will use Transition Activity Commercially Reasonable Efforts to establish legal entities in […***…] as soon as possible following the Effective Date, and the Parties will coordinate and use Transition Activity Commercially Reasonable Efforts to effect the transfer of the TUPE Employees in such countries promptly after the establishment of the applicable legal entity (and in no event later than the Initial Transition Date).

(d)

Until the relevant TUPE Transfer Date for the respective TUPE Employees, Gilead will provide to Galapagos, within […***…] after the end of each calendar month, an updated Schedule 3, in each case updated as of the last day of a month, to reflect any TUPE Employees initially included on such Schedule that would no longer be employed by Gilead prior to the relevant TUPE Transfer Date.

(e)

From the Effective Date until the relevant TUPE Transfer Date for the respective TUPE Employees, Gilead commits not to implement (and not to agree to, or to announce) […***…]), unless if required by Applicable Law (subject to prior notice to Galapagos), […***…], or if approved in advance by Galapagos; provided that Gilead may […***…] if, […***…]. For clarity, […***…].

(f)

Each Party shall provide the other Party in a timely manner with such information and support as is reasonably required in order to comply with any information and consultation obligation owed to the TUPE Employees under Applicable Law.

(g)

The Parties shall coordinate in advance on the substance and timing of any substantive communications to the TUPE Employees and/or their representatives in relation to the transfer of the TUPE Employees.

(h)

In accordance with the provisions of Section 5.3(a) and Section 5.3(c), Gilead shall remain exclusively liable for, and solely responsible for the payment to the TUPE Employees of, […***…] compensation these employees would be entitled to under the Gilead Plans for fiscal year ending on […***…], and which are usually paid after […***…]. Galapagos shall be exclusively liable for, and solely responsible for the payment to the TUPE Employees of, any […***…] compensation these employees would be entitled to under the Gilead Plans for fiscal year ending on […***…], and which are usually paid after […***…], as if such TUPE Employees had been employed by Gilead through the end of such fiscal year.

(i)

Unless Applicable Law requires Gilead to make such prorated payment directly to the TUPE Employees upon their transfer to Galapagos, or its relevant Affiliate(s), or if determined otherwise by Applicable Law in any other manner, Gilead shall pay to Galapagos within […***…] days of the relevant TUPE Transfer Date an amount in cash in euro equal to the accrued but not yet payable pro rata part of the thirteenth month, accrued vacation rights and variable pay (incentives or other) for the reference period as ongoing at the TUPE Transfer Date for each of the relevant TUPE Employees concerned (together with the applicable Employment Taxes thereon) that relates to the period of employment of the TUPE Employees with Gilead (or the relevant Affiliates of Gilead) prior to the relevant TUPE Transfer Date (the “Accrued Benefits Amount”), subject to the following provisions:

(i)

Gilead shall calculate the exact Accrued Benefits Amount as per the relevant TUPE Transfer Date, and communicate the same in writing to Galapagos within […***…] following the relevant TUPE Transfer Date. If Galapagos objects to such calculation, it shall notify Gilead of such objection within […***…] after its receipt of such calculation and specify in reasonable detail the reasons for its objections. The Parties will use Transition Activity Commercially Reasonable Efforts to resolve such disagreement within […***…]. If the Parties are unable to resolve such disagreement within such time period, then either Party may submit it to the JTT for resolution, and the JTT (if applicable, the TSC) will resolve it in accordance with ARTICLE 4. The Accrued Benefits Amount determined following the final resolution of such calculation shall be paid by Gilead or Galapagos, as applicable, within […***…] following the date on which the calculation is agreed upon or the dispute is resolved.

(ii)	If the transfer of the TUPE Employees to Galapagos, or its relevant Affiliate(s), occurs in the course of a sales quarter for which target linked incentives are due, the Parties agree that […***…].

(j)	Until […***…], employment of any […***…] may not be terminated by Galapagos or such Affiliate on the grounds of operational reasons

(k)

Subject to Applicable Law, Galapagos and its Affiliates will have reasonable access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of Gilead and its Affiliates for the purpose of preparing for the continued employment of the TUPE Employees as from the TUPE Transfer Date. In coordination with the relevant Gilead Human Resources personnel, Galapagos and its Affiliates will also be allowed to conduct meetings with the TUPE Employees prior to the TUPE Transfer Date.

(l)	Exhibit F includes (i) a complete and exhaustive list of all of those Gilead Plans, applicable to the […***…].

5.2	Non-TUPE Employees

(a)	In general, in relation to all Territory Employees other than the TUPE Employees (subject to the provisions of Section 5.1) (the “Non-TUPE Employees”), the Parties agree, […***…].

(b)	Galapagos will not be obligated to hire any of the Non-TUPE Employees, but may make offers of employment as provided for in this Section 5.2 to any or all of such Non-TUPE Employees.

(c)

Without prejudice to the general principle set out in Section 5.2(a), in relation to the Non-TUPE Employees that are employed in the Galapagos Territory in […***…] (such countries the “Non-TUPE Countries”, and such Non-TUPE Employees, collectively, the “Country Non-TUPE Employees”), the following rules shall apply:

(i)

Until the Initial Transition Date or, if earlier, until Galapagos has adequately staffed the Non-TUPE Countries on a country-by-country basis, Gilead will provide such services as are necessary or reasonably requested by Galapagos to satisfy Gilead’s obligations under this Agreement, the Transition Plan, the Development Plan and Budget and the Shared Territory Commercialization Plan and Budget with respect to the Non-TUPE Countries.

(ii)

Galapagos will deliver to Gilead on or before […***…] with respect to […***…], and […***…] with respect to […***…] the list of Country Non-TUPE Employees to whom Galapagos intends to make employment offers (each such employee a “Prospective Employee”), and the Parties will coordinate on communications to the Prospective Employees as soon as possible thereafter in accordance with Applicable Law.

(iii)

As soon as Galapagos (or a relevant Affiliate of Galapagos) is legally and practically able to make such informed employment offers on a country-by-country basis in the Non-TUPE Countries, Galapagos (or the relevant Affiliate of Galapagos) will make an employment offer to the respective Prospective Employees (such date, the “Offer Date”). The employment contract of each such Prospective Employee with Gilead (or the relevant Affiliate of Gilead) will be terminated by mutual consent if the Prospective Employee accepts the offer and becomes an employee of Galapagos or a relevant Affiliate of Galapagos (in which event such Prospective Employee will become a “Hired Employee”). Absent such offer or in the event of a definitive or final refusal thereof, Gilead will be allowed to redeploy any such individual Prospective Employees to other roles within Gilead.

(iv)

After the Effective Date and prior to the applicable Offer Date, Gilead commits not to implement (and not to agree to, or to announce) […***…] of the relevant Non-TUPE Employees (including […***…]), unless if required by Applicable Law (subject to prior notice to Galapagos), […***…], or if approved in advance by Galapagos; provided that Gilead may […***…] if, […***…]. For clarity, […***…].

(d)

Without prejudice to the general principle set out in Section 5.2(a), in relation to Non-TUPE Employees that are employed by Gilead in […***…] and that provide Galapagos Territory-wide functions that support […***…] (the “Regional Non-TUPE Employees”), until […***…], Gilead will provide services to support all applicable key deliverables and milestones set forth in this Agreement and the Transition Plan applicable to the Regional Non-TUPE Employees that are to be completed by Gilead prior to such date; provided, that Gilead shall continue to provide such services beyond such date if […***…].

(e)

With regard to Non-TUPE Employees in parts of the Galapagos Territory other than those referred to in Section 5.2(c) and Section 5.2(d), the Parties confirm that the discontinuation of local activities pursuant to the Transition will not […***…], unless agreed otherwise between the Parties.

(f)

Subject to Applicable Law, Galapagos and its Affiliates will have reasonable access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of Gilead and its Affiliates for the purpose of preparing for and conducting employment interviews with and or making any employment offer to any or all of the Country Non-TUPE Employees.

(g)

Galapagos will have the right to set its own initial terms and conditions of employment for the Hired Employees, including compensation and benefits structure, all as permitted by Applicable Law. Unless required by Applicable Law, Galapagos will not be obligated to assume any […***…] as in place at Gilead.

(h)

[…***…] will be solely liable for any payment required to be made to the Hired Employees in relation to the termination (by mutual consent) of the Hired Employees’ employment contract with […***…], including to any (advance) vacation pay, prorated 13th month and prorated incentive (or other type of variable pay, as applicable).

(i)

Neither Galapagos’ nor its Affiliates’ expressed intention to offer employment as set forth in this Section 5.2 will constitute a Contract (express or implied) on the part of Galapagos or such Affiliate of Galapagos to an employment relationship of any term or duration or upon any terms or conditions other than those that Galapagos or such Affiliate of Galapagos may establish pursuant to individual offers of employment. Employment offered by Galapagos or its relevant Affiliate may be terminated by Galapagos or such Affiliate at any time for any reason, subject to Applicable Law.

(j)

Nothing in this Agreement will be deemed to prevent or restrict in any way the right of Galapagos or its Affiliates to terminate, reassign, promote or demote any Hired Employees that have accepted an employment offer of Galapagos or its Affiliates, or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such Hired Employees.

5.3	General rules in relation to the New Galapagos Employees

Except as otherwise provided in Section 5.1(l) and without prejudice to the detailed provisions of Sections 5.1 and 5.2 above, the following rules shall apply to the TUPE Employees and Hired Employees (the “New Galapagos Employees”):

(a)

Gilead and its Affiliates will remain solely responsible, and will indemnify Galapagos and its Affiliates, for any and all liabilities to or in respect of the New Galapagos Employees and their beneficiaries and dependents, relating to or arising in connection with the period of employment of each such New Galapagos Employee with Gilead or any of its Affiliates or the termination of their employment by Gilead, whether or not any claims are asserted before, on or after such New Galapagos Employee commences employment with Galapagos (or its Affiliate), including:

(i)	[…***…],

(ii)

any liabilities relating to the participation in or accrual of benefits or compensation under a Gilead Plan, or the failure to participate in or to accrue compensation or benefits under, any Gilead Plan or other employee or retiree benefit or compensation plan, program, practice, policy or other Contract of Gilead or any of its Affiliates, including:

(A)	any liabilities in relation to any defined benefit or defined contribution pension plan based […***…],

(B)	any liabilities in relation to […***…], other health or other welfare or fringe benefits or expense reimbursements,

(C)	any liabilities in relation to any agreements and other commitments, whether of an individual or collective nature regulating […***…].

(b)

Galapagos and its Affiliates will be solely responsible for, and will indemnify Gilead and its Affiliates, for any and all liabilities to or in respect of the New Galapagos Employees and their beneficiaries and dependents, relating to or arising in connection with the period of employment of the New Galapagos Employee with Galapagos or its Affiliates from and including the relevant TUPE Transfer Date for TUPE Employees or start date of employment for Hired Employees, as applicable.

(c)

Gilead and its Affiliates will perform and discharge all of their obligations in respect of the New Galapagos Employees for their own account up to the relevant TUPE Transfer Date for TUPE Employees or the date the Hired Employees commence employment with Galapagos or its Affiliates, as applicable (including discharging all remuneration and other costs), unless determined otherwise in this Agreement.

(d)

Gilead and Galapagos (or their relevant Affiliate, as applicable) will be jointly responsible for any and all liabilities resulting from incorrect or incomplete information they provided for the […***…] and will indemnify the other Party (or its relevant Affiliate, as applicable) in this respect.

5.4	Other provisions

(a)

Subject to the remainder of this ARTICLE 5 (including Schedule 3), during the Transition, except as otherwise agreed by the Parties in writing and except for the transfer of the New Galapagos Employees as set forth herein, each Party agrees that neither it nor its Affiliates that are engaged in activities under this Agreement (each such Person in such event, a “Participating Entity”), shall actively recruit, solicit or induce, directly or indirectly, any employee or individual consultant of the other Party or its Affiliates who participates in activities relating to the Licensed Product(s) within the Galapagos Territory (the “Participating Employee”) to terminate his or her employment or consulting or similar agreement with such other Participating Entity and become employed by or consult for the first Participating Entity, whether or not such Participating Employee is a full-time employee of such other Participating Entity, and whether or not such employment is pursuant to a written agreement or is at-will; provided that, the Parties may mutually agree in writing for Participating Employees to become employed by or consult for the other Participating Entity. For purposes of this Section 5.4(a), “recruit,” “solicit” and “induce” shall not include (i) general solicitations by Third Party placement specialists or firms (e.g., head-hunters) or (ii) other general solicitations of employment (including responses to general advertisements), in each case (in respect of the foregoing (i) and (ii)) not specifically targeted at Participating Employees of a Participating Entity.

(b)

Gilead and its Affiliates will remain solely responsible, and will indemnify Galapagos and its Affiliates, for any and all liabilities to or in respect of any Territory Employee other than the New Galapagos Employees or any employee of Gilead or any of its Affiliates other than a Territory Employee. Galapagos shall promptly notify Gilead if Galapagos becomes aware of any such Territory Employee or other employee of Gilead or any of its Affiliates that claims to have transferred to Galapagos pursuant to TUPE Regulations.

(c)

With respect to the services that will be provided by Gilead and its Affiliates to Galapagos and its Affiliates pursuant to the terms of this Agreement, Gilead commits (i) to […***…] in order to be able to meet its transitional obligations under this Agreement in line with the applicable key deliverables and milestones set forth in this Agreement and the Transition Plan (without being limited by any redeployment of Territory Employees as permitted in this ARTICLE 5), and (ii) to […***…] staff performing such services, […***…]. The obligation of Gilead and its Affiliates to provide any specific transition services will cease as soon as Galapagos or the relevant Galapagos Affiliate is adequately staffed and knowledge transfer has been completed in line with the applicable deliverables and milestones set forth in this Agreement and the Transition Plan.

(d)

Galapagos will use Transition Activity Commercially Reasonable Efforts to hire personnel throughout Europe and its headquarters to adequately staff itself as soon as possible to meet its transition obligations hereunder and in line with the applicable deliverables and milestones set forth in this Agreement and the Transition Plan.

(e)

The Parties and their respective Affiliates will cooperate with any required notification with respect to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant Governmental Authorities concerning the transactions contemplated by this Agreement and take whatever other actions as may be necessary to carry out the arrangements described in this ARTICLE 5, including providing each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably requested.

(f)

Nothing contained in this Agreement, expressed or implied, is intended to confer upon any employee of Gilead or its Affiliates any right to employment or continued employment with Galapagos, or any benefits, including severance benefits, by reason of this Agreement.

ARTICLE 6

REGULATORY MATTERS

6.1	Transfer of Regulatory Documentation

(a)

Gilead shall provide Galapagos or its designated Affiliate with a copy of the Transferred Regulatory Documentation for each Registered Country promptly following the Effective Date. On or prior to the date determined by the JTT or, if applicable, the TSC, Gilead will, and will cause its Affiliate(s) to, assign and transfer to Galapagos, or its Affiliate(s), all of the Transferred Regulatory Documentation as specified in the Transition Plan to the extent that such Transferred Regulatory Documentation is not otherwise and would no longer be required to be used or held for use in connection with the Licensed Products in the Gilead Territory or for Clinical Trials being conducted by Gilead or its Affiliate(s) that are not Transferred Clinical Trials. Each Party, or its Affiliate(s), as applicable, will submit all filings, letters and other documentation necessary to effect such assignments and transfers to the applicable Regulatory Authority.

(b)

Subject to Section 6.1(c), the Parties will coordinate and plan for filing, and Gilead or Galapagos will file, for the transfer of the Marketing Authorization or Marketing Authorization application in each Registered Country to the Galapagos MAH by […***…] or on such earlier date as mutually agreed by the Parties. Prior to any transfer or withdrawal of the Marketing Authorization or Marketing Authorization application in a Registered Country pursuant to Section 6.1(d)(i), Galapagos shall continue to perform any and all Delegated Galapagos Activities with respect to such Marketing Authorization or Marketing Authorization application, and Gilead shall continue to perform any and all Pre-Transfer Gilead MAH Activities with respect to such Marketing Authorization or Marketing Authorization application. Notwithstanding the foregoing or anything to the contrary in this Agreement, Gilead’s obligations with respect to the transfer or maintenance of Marketing Authorization or Marketing Authorization application in a Registered Country shall terminate upon the earlier of (i) the applicable MA Transfer Completion Date and (ii) the Initial Transition Date except that Gilead’s obligations shall continue to the extent that the regulatory approval process for such Marketing Authorization transfer is not completed for reasons outside of the control of Galapagos or to the extent that the implementation period for the transfer agreed upon by the Gilead MAH and Galapagos MAH with the applicable Regulatory Authority with respect to any such agreed activities has not expired.

(c)

The Target MA Submission Date for each applicable Marketing Authorization and Marketing Authorization application is set forth on Schedule 1. At the applicable time in light of the Target MA Submission Date, the Parties shall prepare and, in accordance with Applicable Law and on or prior to the applicable Target MA Submission Date, Gilead MAH or Galapagos MAH shall submit to the applicable Regulatory Authority all documentation necessary to apply for or register the transfer of the Marketing Authorization or Marketing Authorization application in each Registered Country to the applicable Galapagos MAH. If such submission cannot be made in a Registered Country by the applicable Target MA Submission Date, the JTT shall, within […***…] of becoming aware of the situation, meet and discuss in good faith and agree to the next steps to ensure that such documentation is submitted in such Registered Country as promptly as possible thereafter; provided that the applicable MAH shall make the submission no later than […***…].

(d)

The Parties desire to transfer the Marketing Authorization or Marketing Authorization application in each Registered Country to the Galapagos MAH in a manner designed to ensure continuity of regulatory compliance by both Parties, Commercialization of Licensed Products and regulatory progress of Marketing Authorization applications in each Registered Country.

(i)

If the Marketing Authorization or Marketing Authorization application in a Registered Country does not transfer to the Galapagos MAH by the anticipated completion date, then the JTT shall agree (i) to next steps to achieve the transfer of the Marketing Authorization or Marketing Authorization application or (ii) […***…].

(ii)

If any such failure to transfer a Marketing Authorization or Marketing Authorization application in accordance with this Section 6.1 is due to any act or omission by either Party or the applicable MAH, then such Party or MAH, as applicable, will use Transition Activity Commercially Reasonable Efforts to cure any such act or omission within […***…] of being notified of such failure.

(e)

On the applicable MA Transfer Completion Date, Gilead shall, and shall cause its Affiliates to, deliver to Galapagos (or Galapagos’ designated Affiliate) all of Gilead’s right, title and interest in and to the applicable Marketing Authorization or Marketing Authorization application to the extent Controlled by Gilead or its Affiliate(s).

(f)

Gilead will continue to be responsible for the global safety, Clinical Trial and non-clinical studies databases until the transfer thereof pursuant to the Transition Plan. Gilead shall be responsible for any and all costs and expenses related to such global safety database prior to its transfer to Galapagos.

(g)

Gilead will continue to provide the pharmacovigilance-activities for Galapagos Territory assigned to it under the PVA and the Applicable Collaboration Agreement in accordance therewith, including the services of Gilead’s EU Qualified Person for Pharmacovigilance, and Galapagos will maintain the appropriate processes to report into Gilead’s pharmacovigilance-system. Both Parties shall use Transition Activity Commercially Reasonable Efforts to effect the transfer of such pharmacovigilance-activities to Galapagos, or its Affiliate(s), on or before the Initial Transition Date in accordance with the Transition Plan.

6.2	MAH Related Activities

(a)

The Parties acknowledge that the MAH for the Licensed Products in a Registered Country has certain rights and obligations under Applicable Law as holder of such Marketing Authorization or Marketing Authorization application, which include performing certain activities for the Licensed Products in such Registered Country (the “MAH Related Activities”). Unless otherwise mutually agreed by the Parties, the performance of MAH Related Activities shall be allocated between Gilead and Galapagos as set forth in this ARTICLE 6.

(b)

Without limiting Section 6.1(b), each Party shall use Transition Activity Commercially Reasonable Efforts (i) to perform or cause to be performed the applicable MAH Related Activities as allocated to such Party in this ARTICLE 6 for the Licensed Products in the applicable Registered Country in accordance with the terms of this Agreement and in accordance with all Applicable Law using appropriately qualified and trained personnel and (ii) to cooperate and assist the other Party as reasonably necessary for such other Party to perform the applicable MAH Related Activities as allocated to such other Party in this ARTICLE 6 for the Licensed Products in the applicable Registered Country in accordance with the terms of this Agreement and in accordance with all Applicable Law.

6.3	MA Transition

The Parties agree to the following allocation of responsibilities with respect to the MAH Related Activities for each Marketing Authorization or Marketing Authorization application in a Registered Country:

(a)	Pre-MA Transfer Completion Date.

(i)

For the period beginning on the Effective Date and ending on the MA Transfer Completion Date for such Marketing Authorization or Marketing Authorization application, the Gilead MAH shall, under the General Direction of Galapagos, handle all matters related to any Licensed Products involving Regulatory Authorities in a Registered Country, to the extent the Marketing Authorization or Marketing Authorization application has not yet been assigned and transferred to Galapagos.

(ii)

For the period beginning on the Effective Date and ending on the MA Transfer Completion Date for such Marketing Authorization or Marketing Authorization application, the Gilead MAH shall be responsible for interfacing, corresponding and meeting with the applicable Regulatory Authority with respect to the Licensed Products in the applicable Registered Country (collectively, “Regulatory Communications”) and shall keep Galapagos reasonably informed with respect to all regulatory matters relating to any Licensed Products in a Registered Country. Gilead shall use Transition Activity Commercially Reasonable Efforts to provide a full copy of any material Regulatory Communications to Galapagos within […***…] of receipt by Gilead. The Parties shall coordinate on all material Regulatory Communication submissions to the applicable Regulatory Authorities. Gilead shall provide a full copy of any proposed material Regulatory Communication submission together with the relevant underlying data to Galapagos in a timely manner. Galapagos shall have the right to review and comment on any such Regulatory Communication prior to the submission of such Regulatory Communication to the applicable Regulatory Authority by the Gilead MAH. Gilead shall promptly provide full copies of any other non-material Regulatory Communications and submissions to Galapagos for information purposes. Transfer of documentation under this Section 6.3(a)(ii) shall be conducted through electronic mail to the attention of the Parties’ respective employee(s) identified to each other or a data sharing site mutually agreed by and accessible to the Parties.

(iii)

For the period beginning on the Effective Date and ending on the MA Transfer Completion Date for such Marketing Authorization or Marketing Authorization application, Gilead shall provide Galapagos with reasonable advance notice of all formal meetings and teleconferences with Regulatory Authorities in a Registered Country pertaining to any Licensed Products. To the extent not prohibited by Applicable Law, Gilead shall permit Galapagos to have, at Galapagos’ expense, representatives of Galapagos be present and address Regulatory Authorities, to the extent agreed pursuant to the following sentence, at such formal meetings and teleconferences with Regulatory Authorities in the Galapagos Territory to the extent pertaining to such Licensed Products. Prior to any such meetings or teleconferences, the Parties will meet and agree, on […***…].

(iv)

Gilead will execute and deliver to Galapagos, or its relevant Affiliate(s), (A) no later than the Effective Date, amendments to the existing powers of attorney for the […***…] in the forms mutually agreed, (B) no later than the Effective Date, new powers of attorney for […***…] in the forms mutually agreed and (C) powers of attorney for any other Registered Country or any amendments to existing powers of attorney as may be reasonably requested by Galapagos on or after the Effective Date (each, a “Power of Attorney”) in order to grant, or cause to be granted, to

Galapagos or an Affiliate of Galapagos, a delegation of authority with respect to the applicable Marketing Authorization or Marketing Authorization application (the “Delegation of Authority”) pursuant to which Galapagos or its Affiliates shall be responsible for the following, in each case to the extent doing so would not conflict with Gilead’s MAH Legal Responsibilities:

(A)	Commercializing the Licensed Products in such Registered Country in accordance with this Agreement, the Transition Plan and the Shared Territory Commercialization Plan and Budget;

(B)

any and all pricing strategy and other pricing decisions and determinations for the Licensed Products in such Registered Country in accordance with this Agreement, the Transition Plan and the Shared Territory Commercialization Plan and Budget; and

(C)

Medical Affairs Activities and Market Access Activities for the Licensed Products in such Registered Country in accordance with this Agreement, the Transition Plan and the Shared Territory Commercialization Plan and Budget.

(b)

Post-MA Transfer Completion Date. On and after the MA Transfer Completion Date for a Registered Country, Galapagos will be solely responsible for all regulatory matters (including for clarity, promotional copy review, local representative responsibilities and quality assurance responsibilities for Affiliates) relating to any Licensed Products in such Registered Country. On and after the MA Transfer Completion Date for a Registered Country, the applicable Galapagos MAH shall have the sole right to conduct all MAH Related Activities in such Registered Country, including the MA Maintenance activities.

(c)

Sharing of Regulatory Information; Cooperation. For as long as one Party (or its Affiliate) is the MAH for the Licensed Products in its Respective Territory, the other Party shall provide, or cause to be provided, to the MAH Party in a timely manner full copies of any documents, correspondence or any other regulatory information Controlled by such other Party and relating specifically to any Marketing Authorization or Marketing Authorization application in the MAH Party’s Respective Territory and provide support reasonably necessary for the MAH Party’s MA Maintenance activities upon such MAH Party’s reasonable request.

(d)

Withdrawal and Recalls. Prior to the Initial Transition Date, if (i) any Regulatory Authority threatens, initiates or advises any action to remove any Licensed Product from the market in the Galapagos Territory or requires or advises Galapagos, Gilead, or any of their respective Affiliates or Sublicensees to distribute a “Direct Healthcare Professional Communication” letter or its equivalent regarding use of such Licensed Product in the Galapagos Territory, or (ii) either Party determines that an event, incident, or circumstance has occurred that may result in the need for a recall or market withdrawal in the Galapagos Territory, then in each case ((i) or (ii)) Galapagos or Gilead, as applicable, shall, to the extent practicable, notify the other Party of such event or determination immediately, and in any event within […***…] (or sooner if required by Applicable Law) after such Party becomes aware of the event or makes such determination. Such Party shall, to the extent practicable, endeavor to discuss and agree with the other Party upon whether to recall or withdraw the Licensed Product in the Galapagos Territory. The Party responsible for distribution of the Licensed Products for the Development activities or Commercialization activities, as applicable, in the Galapagos Territory shall be responsible for conducting any recalls or taking such other necessary remedial action with respect to Licensed Products in the Galapagos Territory; provided that, […***…]. Each Party shall be responsible for […***…] of the out-of-pocket costs and expenses incurred in conducting such recall or taking such necessary remedial action; provided, however that (x) Gilead will be solely responsible for the costs and expenses incurred in conducting such recall or taking such necessary remedial action, to the extent caused by actions or inactions by or on behalf of Gilead or its Affiliates (for clarity, excluding actions or inactions by or on behalf of Galapagos or its Affiliates) and (y) Galapagos will be solely responsible for the costs and expenses incurred in conducting such recall or taking such necessary remedial action, to the extent caused by actions or inactions by or on behalf of Galapagos or its Affiliates (for clarity, excluding actions or inactions by or on behalf of Gilead or its Affiliates). If not prohibited under Applicable Law, at Galapagos’ request, the Parties shall use Transition Activity Commercially Reasonable Efforts to complete reinstatement of any Licensed Product withdrawn from the Galapagos Territory as a result of such recall or market withdrawal.

(e)

Amendments to Quality Agreement and PVA. The Parties shall execute (i) an amendment to the Quality Agreement as needed in light of the Transition, including the manufacture, supply and distribution of Licensed Products for the entire Galapagos Territory, as soon as practicable following the Effective Date, (ii) a separate quality agreement that would supersede the Quality Agreement and take effect on the last-to-occur MA Transfer Completion Date to effectuate the transfer of applicable legal responsibilities of the MAH for a Registered Country or Registered Countries upon the applicable MA Transfer Completion Date, and (iii) an amendment to the PVA in connection with the transfer of global safety database in accordance with this Agreement no later than the Initial Transition Date.

6.4	Unallocated MAH Activities

To the extent additional MAH Related Activities are subsequently identified and not otherwise allocated between the Parties pursuant to this ARTICLE 6, the JTT shall discuss the appropriate allocation of such activity between each Party and their MAHs, taking into account the principles set forth in this ARTICLE 6, and the JTT shall coordinate the delegation of any MAH Related Activities that are permitted to be delegated under Applicable Law; provided that […***…]. Notwithstanding the foregoing, for any MAH Related Activity that is required as a new post-approval commitment for the Galapagos Territory, the Party that is responsible for performing the associated underlying Development activity (either […***…]) shall be responsible for performing such MAH Related Activity and any costs incurred in performing such MAH Related Activity shall be allocated between the Parties as if such costs were incurred in performing the associated underlying Development activity (either […***…]) in accordance with Exhibit A.

ARTICLE 7

DEVELOPMENT

7.1	Transition Development Activities and Data-Related Activities

(a)

Each Party shall use Commercially Reasonable Efforts to conduct the Transition Development Activities assigned to it under the Development Plan and Budget or the Joint Development Plan and Budget and to achieve the timelines set forth in this Agreement, the Development Plan and Budget, and the Joint Development Plan and Budget, as applicable. Either Party may propose amendments to the Transition Development Activities from time-

to-time (i) during the period from the Effective Date until the Initial Transition Date, through its members on the JTT (other than amendments to the […***…], which shall be referred to the JDC) and (ii) from and after the Initial Transition Date, as set forth in the Second A&R Collaboration Agreement. The Parties acknowledge and confirm that […***…] are the only Development activities for Licensed Compound or Licensed Products occurring as of the Effective Date by or on behalf of either Party or their Affiliates. The column entitled “Operational Responsibility” in the Development Plan and Budget sets forth the responsible Party for the operation of each of the […***…]. The decision-making process with respect to the […***…] will continue in accordance with the terms and conditions of the Applicable Collaboration Agreement. […***…] shall not have the right to exercise its final decision making authority (A) to stop the application of any cost-sharing arrangement with respect to any […***…] that are, and for so long as, required by Regulatory Authorities to continue, (B) in a manner that will materially adversely impact the Exploitation of the Licensed Compound or Licensed Product in Galapagos’ Territory provided that […***…], (C) to increase the budget for any […***…], or (D) to increase […***…] level of activities or materially alter the nature of such […***…].

(b)

From and after the Effective Date, Gilead shall deliver or provide to Galapagos, or its Affiliate(s), in accordance with the Transition Plan access to all Information and data Controlled by Gilead or its Affiliate(s) that are related to the Development of the Licensed Product in the Galapagos Territory (including from the global development program, if applicable) and the Transferred Clinical Trials. Notwithstanding the foregoing or anything to the contrary in this Agreement, Gilead shall not have any obligation to provide or transfer to Galapagos any Information related to […***…].

(c)

Each Party shall keep the JTT reasonably informed regarding (i) the progress and results of Transition Development Activities, including by providing a quarterly report in reasonable detail of results versus goals (as such goals are set forth in the Development Plan and Budget, Joint Development Plan and Budget and the Transition Plan) as, in the case of each Party, is typically generated by such Party with respect to its product research and development efforts and (ii) any information with respect to Independent Activities required to be provided pursuant to Section 7.4(g).

(d)

Each Party shall maintain complete and accurate records (in the form of technical notebooks or electronic files where appropriate) of all work conducted by it in performance of the Transition Development Activities or any Independent Activities Plan and all Information resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of such plans in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Each Party shall have the right to access such records maintained by the other Party to the extent reasonably necessary to perform obligations or to exercise rights under this Agreement. The JTT shall determine the means by which such access will be provided.

(e)

Within the timelines set forth in the Transition Plan, Gilead shall (A) transfer to Galapagos (i) the data analysis activities related to the clinical studies set forth in the Transition Plan, together with relevant underlying data and specifications Controlled by Gilead or its Affiliate(s) and (ii) other data analysis activities Controlled by Gilead or its Affiliate(s) […***…], and (B) as reasonably requested by Galapagos, provide the requested internal Gilead support to Galapagos, or its Affiliates, with respect to the activities mentioned in clause (A). At any time prior to […***…], Gilead shall perform data analysis activities in support of the […***…] as reasonably requested by Galapagos. Furthermore, within the timelines set forth in the Transition Plan, upon Galapagos’ reasonable request, Gilead shall perform such value and market access analyses as set forth in the Transition Plan or as are otherwise critical for reimbursement applications in […***…]. Following the transfer of such data analysis activities as described under this Section 7.1(e), upon Gilead’s reasonable request and at Gilead’s reasonable costs (which, for clarity, excludes FTE Costs), Galapagos shall provide Gilead with data relating to the Licensed Products that are Controlled by Galapagos or any applicable contract research organization or qualified vendor as is necessary to support Gilead’s activities with respect to […***…] in the Gilead Territory.

7.2	Clinical Trials

(a)

The Parties acknowledge that the Clinical Trials for the Licensed Product set forth in the Development Plan and Budget are being performed as of Effective Date and that certain of such Clinical Trials are sponsored by Gilead.

(b)

The Parties shall coordinate to transfer to Galapagos the sponsorship of each of the following Clinical Trials (the “Transferred Clinical Trials”) together with applicable Regulatory Documentation and Transferred Contracts in accordance with the Transition Plan. The Parties shall mutually establish, by the date indicated in the Transition Plan for the applicable Clinical Trial below for the applicable Transferred Clinical Trial, a plan to transition each of the following Clinical Trials from Gilead to Galapagos, or its relevant Affiliate(s). The start date for the performance of the relevant transfer activities set forth in the Transition Plan shall be no later than the corresponding date specified below:

(i)	[…***…];

(ii)	[…***…]; and

(iii)	[…***…].

Prior to the Effective Date, the sponsorship of […***…] was transferred to Galapagos and shall be deemed to be a Transferred Clinical Trial for purposes of this Agreement.

The Parties shall use Transition Activity Commercially Reasonable Efforts to complete the transfer of the sponsorship of each Transferred Clinical Trial within […***…] of the applicable date set forth above for such Transferred Clinical Trial and, if the Regulatory Approval process is continuing beyond such […***…] period for reasons outside of the Parties’ control, shall continue to use Transition Activity Commercially Reasonable Efforts thereafter until the transfer of the sponsorship of such Transferred Clinical Trial is completed. For clarity, in accordance with Section 16.4, Gilead shall have the option at any time to transfer the management responsibilities with respect to the Transferred Clinical Trials to a contract research organization or qualified vendor approved by Galapagos (such approval not to be unreasonably withheld, conditioned or delayed). To the extent the sponsorship of any additional Clinical Trial needs to be transferred by Gilead or one of its Affiliates to Galapagos, or its Affiliate(s), to result in Galapagos having operational responsibility for all of the Clinical Trials assigned to it in the column entitled “Operational Responsibility” in the Development Plan and Budget, the Parties shall use Transition Activity Commercially Reasonable Efforts to agree upon the timeline and process for transferring the sponsorship of such additional Clinical Trial and related activities; provided that, from the Effective Date until the Initial Transition Date, any disagreements between the Parties with respect to the Clinical Trials relating to […***…]

shall be resolved by the JTT and any disagreements with respect to Clinical Trials relating to […***…] shall be resolved by the JDC; and following the Initial Transition Date, any disagreements between the Parties with respect to Clinical Trials shall be resolved by the JDC as set forth in the Second A&R Collaboration Agreement. Upon the completion of each such transfer, the applicable additional Clinical Trial shall be deemed to be a Transferred Clinical Trial. Gilead and its Affiliates shall provide copies of relevant documentation and materials Controlled by Gilead or its Affiliate(s) that are necessary for or reasonably requested by Galapagos to perform such Transferred Clinical Trials and any related activities that are transferred to Galapagos, or its Affiliate(s), promptly upon the reasonable request by Galapagos.

For so long as Gilead is the MAH, notwithstanding the foregoing or anything else to the contrary in this Agreement, (i) following the completion of transfer of the applicable sponsorship, Galapagos shall not conduct or discontinue (or permit to be conducted or discontinued) any of the Transferred Clinical Trials in a manner that would cause Gilead, in its capacity as MAH, to violate Applicable Law.

(c)	Gilead will retain sponsorship of each of the following Clinical Trials until their termination or completion:

(i)	[…***…];

(ii)	[…***…]; and

(iii)	[…***…].

(d)

Each Party shall promptly (i) notify the other Party of any discussions, correspondence or meetings that such Party engages in with any Regulatory Authority related to the Transferred Clinical Trials or the Clinical Trials specified in Section 7.2(c) and (ii) provide to the other Party copies of any such correspondence and detailed summaries of any such discussions or meetings, in each case (clauses (i) and (ii)), to the extent they reasonably relate to or affect any activities being conducted in the other Party’s Respective Territory.

(e)

Each Party agrees that (a) each Clinical Trial set forth in the Development Plan and Budget that is required to be posted pursuant to Applicable Law or applicable industry codes, including the PhRMA Code, on clinicaltrials.gov or any other similar registry shall be so posted, and (b) all results of such Clinical Trials that are necessary for obtaining a Regulatory Approval for a Licensed Product, Galapagos Combination Product or Gilead Combination Product in the Territory shall be posted on clinictrial.gov, clinicalstudyresults.org or on any other registry with requirements consistent with the registration and publication guidelines of the International Committee of Medical Journal Editors, to the extent required. Each Party shall submit any data and Information generated under such Clinical Trial posted on clinicaltrial.gov, clinicalstudyresults.org or any other registry pursuant to this Section 7.2(e) to the other Party for its review and approval (not to be unreasonably conditioned, delayed or withheld) at least […***…] prior to its intended publication.

7.3	New Joint Development Activities

(a)

From the Effective Date to the Initial Transition Date, the initiation, sponsorship and conduct of any new Development activities (the “New Joint Development Activities”) for the Licensed Products outside of the […***…] that are not covered by the Development Plan and Budget or the Transition Plan will be subject to mutual agreement by the Parties and governed by this Agreement. From and after such Initial Transition Date, the initiation, sponsorship and conduct of any New Joint Development Activities (for clarity, including those initiated prior to the Initial Transition Date) will be governed by the Second A&R Collaboration Agreement.

(b)

From the Effective Date to the Initial Transition Date, if either Party desires to conduct any New Joint Development Activities, then it shall present such plans to the JTT for review and discussion. If the other Party desires to have such New Joint Development Activities conducted pursuant to a joint development plan (the “Joint Development Plan and Budget”), then the JTT will prepare, review and approve a Joint Development Plan and Budget for such activities; provided that, in preparing such Joint Development Plan and Budget, the Parties agree to take into account the needs of both Parties in their Respective Territories for the Licensed Product, including with respect to Regulatory Authority requirements and the New Joint Development Activities (e.g., required patient populations and study costs). Such Joint Development Plan and Budget shall include any New Joint Development Activities for the Licensed Products proposed by one Party which the other Party agrees to include and may include any other New Joint Development Activities that the Parties mutually agree to include (including New Joint Development Activities to be conducted on a global basis or in both Parties’ Respective Territories). Unless otherwise mutually agreed by the Parties in writing, each Joint Development Plan and Budget shall provide that each Party shall be responsible for the portion of included New Joint Development Activities in its Respective Territory. Each Party shall conduct the activities assigned to it under the Joint Development Plan and Budget and use Transition Activity Commercially Reasonable Efforts to achieve the timelines set forth therein. Either Party may propose amendments to a Joint Development Plan and Budget from time-to-time through its members on the JTT; provided that neither Party shall have the final decision-making authority over any Joint Development Plan and Budget, including any amendments thereto (either through JTT, TSC, or otherwise); provided further, that such Joint Development Plan and Budget shall include the plan and budget for only those Development activities mutually agreed to by the Parties and each Party shall have the right to propose and conduct (to the extent allowed under Section 7.4) Independent Activities in its Respective Territory in accordance with Section 7.4 and the other terms and conditions of this Agreement if the other Party does not agree to include such activity in the applicable Joint Development Plan and Budget.

(c)

The Parties shall share […***…] the Development Costs (as defined in the A&R Collaboration Agreement, which, for clarity, excludes […***…]) incurred by or on behalf of either or both Parties or their Affiliates solely to the extent related to the New Joint Development Activities performed in accordance with the Joint Development Plan and Budget. Within […***…] after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any such Development Costs incurred by such Party for the New Joint Development Activities in such calendar quarter (which amount may be based on such Party’s good faith estimate). Such Development Costs so reported shall be used for the calculation of the applicable allocation of the Development Costs for the New Joint Development Activities. Any adjustments made to such reported amounts shall be taken in the calendar quarter in which such adjustments are recorded. Within […***…] following receipt of such report(s), the Party that incurred the higher aggregate Development Costs for the applicable calendar quarter than the amount for which it is responsible pursuant to this Section 7.3(c), shall invoice the other Party for […***…] of such amount. The Party receiving such invoice shall pay it not later than […***…] following receipt thereof, if and to the extent that any spend by the invoicing Party (i) does not exceed […***…] of the budgeted costs and expenses set forth in the Joint Development Plan and Budget for such activities for such calendar year for the Party or (ii) is otherwise approved by the Parties, such approval not to be unreasonably conditioned, withheld or delayed. To the extent that such spend exceeds […***…] of the budgeted costs and expenses set forth in the Joint Development Plan and Budget for such activities for such calendar year for such Party and was not otherwise approved by the Parties in writing, then such additional spend (greater than […***…] of the budgeted costs and expenses) shall not constitute Development Costs in such calendar year and shall be borne by the Party incurring the same. The Parties will further work together and reasonably take into account the internal and external reporting requirements and timelines of the other Party when preparing and delivering reports to the other Party pursuant to this Section 7.3(c).

7.4	Independent Development Activities

(a)

If, prior to the Initial Transition Date, either Party desires to conduct any new Development activities in its Respective Territory that (i) the other Party does not agree to include in a Joint Development Plan and Budget in accordance with Section 7.3(b) and (ii) would not be reasonably expected to have a material adverse effect on the Development or Commercialization of the Licensed Products in the Respective Territory of the other Party (for clarity, in no event shall any Clinical Trial that is required for Regulatory Approval in the Independent Activities Party’s Respective Territory be reasonably expected to have a material adverse effect on the Development or Commercialization of Licensed Products in the Respective Territory of the other Party) (any such activities, “Independent Activities”), then Section 7.4(b) shall apply. From and after the Initial Transition Date, all Independent Activities (for clarity, including those initiated prior to the Initial Transition Date) will be conducted pursuant to the Second A&R Collaboration Agreement and subject to the terms and conditions thereof.

(b)	For any Independent Activities:

(i)

the Party that desires to conduct such Independent Activities (the “Independent Activities Party”) shall provide the JTT with a written plan for conducting such Independent Activities (“Independent Activities Plan”), which Independent Activities Plan shall describe the applicable Independent Activities in reasonable detail, including for the new Development activities, a description of the applicable Clinical Trial and expected data to be generated therefrom;

(ii)	within […***…] after receipt of such Independent Activities Plan, the JTT shall meet to discuss and resolve any comments of the other Party with respect to such Independent Activities Plan; and

(iii)

following such meeting of the JTT, such Independent Activities Party shall have the right to conduct Independent Activities (including Clinical Trials) set forth in such Independent Activities Plan, in each case, in accordance with Section 7.4(c).

(c)	Any Independent Activities shall be conducted in accordance with this Section 7.4(c).

(i)

Any Independent Activities shall be carried out in accordance with the applicable Independent Activities Plan that was last reviewed by the JTT in accordance with Section 7.4(b)(ii); provided that non-substantive changes do not have to be reviewed by the JTT. For clarity, if the Independent Activities Party desires to carry out additional substantive Independent Activities that are not set forth in an Independent Activities Plan that was reviewed by the JTT in accordance with Section 7.4(b)(ii), then such Independent Activities Party shall follow the procedures set forth in Section 7.4(b) with respect to such additional Independent Activities.

(ii)

Subject to Section 7.4(g), the Independent Activities Party shall be solely responsible for all costs and expenses for Independent Activities carried out by or on behalf of such Independent Activities Party.

(iii)

The applicable Independent Activities Party shall keep the JTT reasonably informed regarding the progress of Independent Activities, including by providing a quarterly report in reasonable detail of results as, in the case of each Party, is typically generated by such Party with respect to its product research and development efforts. Upon completion of any Independent Activities, the Independent Activities Party shall provide the other Party with a report in reasonable detail of the Independent Activities Data generated in connection with such Independent Activities.

(d)

As between the Parties, the Independent Activities Party shall solely own all right, title and interest in and to all Information consisting of data generated by or on behalf of such Independent Activities Party or its Affiliates solely from performing the applicable Independent Activities (“Independent Activities Data”). Any Independent Activities Data generated by or on behalf of Gilead shall be deemed to be Gilead Foreground Know-How and, notwithstanding anything to the contrary herein or in the A&R Collaboration Agreement, Galapagos shall not have the right to use such Independent Activities Data (other than safety data) for any purpose, except as set forth in Sections 7.4(d), (e), (f) and (g) or as otherwise agreed in writing by Gilead. Any Independent Activities Data generated by or on behalf of Galapagos shall be deemed to be Galapagos Foreground Know-How and, notwithstanding anything to the contrary herein or in the A&R Collaboration Agreement, Gilead shall not have the right to use such Independent Activities Data (other than safety data), except as set forth in Sections 7.4(d), (e), (f) and (g)or as otherwise agreed in writing by Galapagos.

(e)

As between the Parties, the Independent Activities Party shall solely own all right, title and interest in and to all Regulatory Materials and Regulatory Approvals to the extent resulting solely from the applicable Independent Activities (“Independent Activities Regulatory Documentation”). Any Independent Activities Regulatory Documentation resulting solely from Independent Activities for which Gilead is the Independent Activities Party shall be owned solely by Gilead and, notwithstanding anything to the contrary herein or in the A&R Collaboration Agreement, Galapagos shall not have the right to use or reference or access such Independent Activities Regulatory Documentation for any purpose, except as set forth in Sections 7.4(d), (e), (f) and (g) or as otherwise agreed in writing by Gilead. Any Independent Activities Regulatory Documentation resulting solely from Independent Activities for which Galapagos is the Independent Activities Party shall be owned solely by Galapagos and, notwithstanding anything to the contrary herein or in the A&R Collaboration Agreement, Gilead shall not have the right to use or reference or access such Independent Activities Regulatory Documentation for any purpose, except as set forth in Sections 7.4(d), (e), (f) and (g) or as otherwise agreed in writing by Galapagos.

(f)

Notwithstanding anything to the contrary in Sections 7.4(d) and (e), any safety-related information (i) shall be covered by the PVA, and (ii) may be used by the non-Independent Activities Party on the Licensed Product label(s) and disclosed by the non-Independent Activities Party to any Regulatory Authority as required by Applicable Law or required by such Regulatory Authority in connection with the Licensed Product as being Developed and Commercialized by the non-Independent Activities Party, without payment of any fee or consideration to the Independent Activities Party and without any such additional agreement as contemplated in Section 7.4(g).

(g)

The non-Independent Activities Party with respect to any Independent Activities Data or Independent Activities Regulatory Documentation may provide written notice to the Independent Activities Party that it desires to terminate the restrictions on use of such Independent Activities Data or Independent Activities Regulatory Documentation set forth in Sections 7.4(d) and (e). Upon receipt of such notice, the Independent Activities Party shall provide the other Party with the total Development Costs expended for such Independent Activities (calculated as if such activities were included in Joint Development Plan and Budget) (the “Independent Activities Costs”). The non-Independent Activities Party may, in its discretion, elect to buy back the right to use such Independent Activities Data or Independent Activities Regulatory Documentation by paying to the Independent Activities Party […***…] of the total Independent Activities Costs. Following such payment by the non-Independent Activities Party to the Independent Activities Party, (a) the restrictions on use of such Independent Activities Data or Independent Activities Regulatory Documentation set forth in Sections 7.4(d) and (e) shall terminate and the non-Independent Activities Party shall have a license and right of reference for such Independent Activities Data or Independent Activities Regulatory Documentation as set forth in Section 7.1 of the A&R Collaboration Agreement (as amended by Section 10.2(c) of this Agreement) and Section 10.2(e) of this Agreement, as applicable, and (b) the Independent Activities Party shall provide to the other Party a report covering the records for such Independent Activities described in Section 7.1(d).

7.5	Combination of the Licensed Compound with Other Compounds

Notwithstanding anything to the contrary in this Agreement or in the Option, License and Collaboration Agreement, from the Effective Date until the Initial Transition Date, neither Party will conduct hereunder or under the Option, License and Collaboration Agreement, or provide product, compound or financial support for, Development of any […***…], unless the Parties mutually agree in writing; provided, however, that, Galapagos shall have the right to conduct Nonclinical Studies for Galapagos Combination Products at its sole discretion.

7.6	Amendments to A&R Collaboration Agreement; Prior Development Plans

(a)

All Development activities shall be conducted in accordance with this Agreement commencing on the Effective Date, and Sections 3.1 through 3.9 of the A&R Collaboration Agreement shall each be deleted in its entirety as of the Effective Date and replaced with the following:

“3.1 Overview of Development. Gilead shall be primarily responsible for Development and seeking Regulatory Approval of the Licensed Product and Gilead Combination Products in the Gilead Territory and shall use Commercially Reasonable Efforts with respect thereto for the first Licensed Product in […***…] in both […***…]. Notwithstanding anything to the contrary in this Agreement (but subject to the Transition

& Amendment Agreement), the immediately foregoing obligation with respect to Commercially Reasonable Efforts in […***…] and the […***…] indications shall be Gilead’s sole diligence obligation with respect to Development of Licensed Products and Gilead Combination Products, and Gilead shall have the right, but not any obligation, to Develop other Licensed Products and Gilead Combination Products in other countries in the Gilead Territory or for other indications and no diligence obligation of Gilead shall arise under this Agreement with respect to Development of Gilead Combination Products. Galapagos shall use Commercially Reasonable Efforts as reasonably requested by Gilead to assist Gilead with Development activities with respect to the P […***…]. Upon initiation of a […***…], Gilead hereby commits, absent Safety Issues, to complete such Clinical Trial (or such portion thereof), subject to Section 13.3(a)(ii). For the avoidance of doubt, the foregoing obligation does not apply to any long term extension of such […***…]. Following each data read-out of such […***…], at the request of Gilead, the Parties shall discuss the efficacy and safety implications of such data and, in light of such implications, consider whether to continue, amend or wind-down such […***…].”

The Parties agree that the Development Plan and Budget supersedes and replaces all existing Development Plans as of the Effective Date, and the Parties shall have no further obligations under any such Development Plan.

(b)	Section 1.3 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.3 “Affiliate” means, with respect to a particular Person, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Person. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, by contract or otherwise; provided, however, that neither Party will be considered an Affiliate of the other Party.”

(c)	Section 1.27 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.27 “Co-Commercialization Term” means, with respect to a country in the Shared Territory, the period from the Amendment Effective Date through the Initial Transition Date (as defined in the Transition & Amendment Agreement).”

(d)	Section 1.29 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.29 “Collaboration Know-How” means, to the extent not Gilead Combination Know-How, all Information related exclusively to a Licensed Product or the Licensed Compound and that is conceived, discovered, developed or otherwise made jointly by the Parties, in each case optionally with their Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition and Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget, or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)).”

(e)	Section 1.31 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.31 “Commercialization” means any and all activities directed to marketing, promoting, distributing, importing, exporting, using, offering to sell, selling or having sold a product, including activities related to the commercial manufacture, marketing, promotion, sale or distribution of a product in the Territory, and, for purposes of setting forth the rights and obligations of the Parties under this Agreement, shall be deemed to include conducting Medical Affairs Activities. Commercialization shall include commercial activities conducted in preparation for a product launch. Commercialization expressly excludes […***…]. “Commercialize” has a correlative meaning.”

(f)	Section 1.44 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.44 “Development” means all activities, including Transition Development Activities, that relate to (a) obtaining or maintaining Regulatory Approval of a Licensed Product, a Galapagos Combination Product or a Gilead Combination Product for one or more indications, (b) developing the process for the Manufacture of clinical and commercial quantities of a Licensed Product, a Galapagos Combination Product or a Gilead Combination Product, or (c) the conduct of Nonclinical Studies and Clinical Trials (including Phase 4 Clinical Trials for a Licensed Product, a Galapagos Combination Product or a Gilead Combination Product), including the preparation, submission, review and development of data or information in support of a submission to a Regulatory Authority to obtain or maintain Regulatory Approval of a Licensed Compound, a Licensed Product, a Galapagos Combination Product or a Gilead Combination Product, as applicable, including the services of outside advisors in connection therewith, including its legal counsel and regulatory consultants, but excluding (A) Commercialization and (B) the Manufacture and accumulation of commercial inventory of a Licensed Product, a Galapagos Combination Product or a Gilead Combination Product, as applicable. “Develop” has a correlative meaning.”

(g)	Section 1.80 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.80 “Galapagos Combination Product” means a pharmaceutical product containing the Licensed Compound in combination with […***…]. The term “in combination,” covers instances where the Licensed Compound and at least […***…].”

(h)	Section 1.82 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.82 “Galapagos Foreground Know-How” means all Information conceived, discovered, developed or otherwise made solely by Galapagos, optionally with its Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition & Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)). For clarity, Galapagos Foreground Know-How shall exclude rights under any Galapagos Patents.”

(i)	Section 1.94 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.94 “Gilead Combination Product” means a pharmaceutical product containing the Licensed Compound in combination with […***…]. The term “in combination,” covers instances where the Licensed Compound and at least […***…].”

(j)	Section 1.97 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.97 “Gilead Foreground Know-How” means all Information conceived, discovered, developed or otherwise made solely by Gilead, optionally with its Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition & Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)). For clarity, Gilead Foreground Know-How shall exclude rights under any Gilead Foreground Patents and Gilead Combination Know-How.”

(k)	Section 1.120 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.120. “Joint Foreground Know-How” means, to the extent not Collaboration Know-How or Gilead Combination Know-How, all Information conceived, discovered, developed or otherwise made jointly by the Parties, optionally with their respective Affiliates, in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition & Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)). Joint Foreground Know-How shall exclude Collaboration Know-How, rights under any Joint Patents and Gilead Combination Know-How.”

(l)	Section 1.126 of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“1.126. “Licensed Product(s)” means any product, other than a Gilead Combination Product or a Galapagos Combination Product, which product contains a Licensed Compound. Licensed Product includes all such products containing the same Licensed Compound, alone or in combination with one or more active pharmaceutical ingredients, in any and all finished forms, presentations, delivery systems, strength, dosages, and formulations. By the term in combination, it is intended to include where the Licensed Compound and the one or more active pharmaceutical ingredients are sold either as a fixed dose combination or with separate doses in a single package.”

(m)

The following definition shall be inserted as a new definition between the defined terms for “Option, License and Collaboration Agreement” and “Other Co-Commercialization Indications” in the A&R Collaboration Agreement as of the Effective Date.

“Original Agreement” means that certain License and Collaboration Agreement, dated December 16, 2015, entered into by the Parties.”

(n)	The following definition shall be inserted as a new definition between the defined terms for “SEC” and “Shared Program Activities” in the A&R Collaboration Agreement as of the Effective Date.

“Second A&R Collaboration Agreement” means that certain Second Amended and Restated License and Collaboration Agreement to be effective as of December 31, 2021, as the same may be amended or otherwise supplemented from time to time.”

(o)

The following definition shall be inserted as a new definition between the defined terms for “Transition Agreement” and “Ulcerative Colitis” in the A&R Collaboration Agreement as of the Effective Date:

“Transition & Amendment Agreement” means that certain Transition & Amendment Agreement, dated April 3, 2021, by and between the Parties.”

(p)	Clause (i) of Section 9.1(b) of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“(i) all Information conceived, discovered, developed or otherwise made in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition & Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)), whether solely by one Party or jointly by the Parties, in each case optionally with their Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing to the extent relating to a Gilead Combination Product (the “Gilead Combination Know-How”) and all Patents arising from such Gilead Combination Know-How (the “Gilead Combination Patents”) (collectively, “Gilead Combination Technology”).”

(q)	Section 9.1(b) of the A&R Collaboration Agreement shall be amended by adding the following at the end of the existing section:

“Galapagos shall also solely own all right, title and interest in and to all Information conceived, discovered, developed or otherwise made in performing the activities under the Original Agreement, this Agreement, the Second A&R Collaboration Agreement, any Ancillary Agreement or the Transition & Amendment Agreement (including any Transition Ancillary Agreement and the performance of the Transition Development Activities, Joint Development Plan and Budget or Shared Territory Commercialization Plan and Budget (each, as defined in the Transition & Amendment Agreement)), whether solely by one Party or jointly by the Parties, in each case optionally with their Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing to the extent relating to a Galapagos Combination Product (the “Galapagos Combination Know-How”) and all Patents arising from such Galapagos Combination Know-How (the “Galapagos Combination Patents”) (collectively, “Galapagos Combination Technology”).”

ARTICLE 8

MANUFACTURE AND SUPPLY

8.1	Supply Arrangements

(a)

Notwithstanding Section 13.1 of the Benelux Supply Agreement or anything else to the contrary in this Agreement or any other written agreement between the Parties, the Benelux Supply Agreement shall not terminate upon the termination of the Benelux Co-Commercialization Agreement and shall remain in effect after the Effective Date (subject to the amendments contemplated hereby) until otherwise terminated or expired pursuant to the terms thereof. As soon as reasonably practicable and, in any event, within […***…] following the Effective Date, the Benelux Supply Agreement shall be amended and restated to (i) provide for the supply of the existing Licensed Products by Gilead to Galapagos for the entire Galapagos Territory on a temporary basis (as described in Section 8.1(c)), (ii) address timing of implementation of such supply (e.g., to align with timing of Galapagos’ assumption of distribution responsibilities), (iii) address such supply as portions of the supply chain transition to Galapagos, or its Affiliate(s), (iv) remove references to the terminated Benelux Co-Commercialization Agreement, the EU5 Co-Commercialization Agreement and the FIS Supply Agreement, (v) address process and mechanics for transferring the Transferred Inventory to Galapagos, or its Affiliate(s), (vi) address Galapagos’ rights and obligations to engage in distribution activities with respect to the Licensed Products in the Galapagos Territory, (vii) […***…] and (viii) include such other changes as may be mutually agreed upon by the Parties. The transfer pricing for Licensed Product sold by Gilead to Galapagos under the Benelux Supply Agreement as so amended and restated shall be the same as the pricing at which Galapagos may purchase Co-Commercialization Product from Gilead (i.e., the Transfer Price per Unit) as set forth in the Benelux Supply Agreement as of the Effective Date, and such transfer pricing shall apply with respect to all countries in the Galapagos Territory.

(b)

Commencing on the Effective Date and until the Benelux Supply Agreement has been amended and restated pursuant to Section 8.1(a) (and thereafter pursuant to such amended agreement), the Benelux Supply Agreement shall be deemed to include supply for […***…] and, should Galapagos require such supply, all other countries in Europe, in the same manner as the Benelux Countries. Any forecasts or orders provided by Galapagos for […***…] under the FIS Supply Agreement prior to the Effective Date will be deemed made under the Benelux Supply Agreement. Gilead shall provide forecasts for the Licensed Product(s) in the countries in the Galapagos Territory where it is the selling Party, and shall provide monthly updates to such forecasts, in accordance with the applicable terms of the European Supply Agreement.

(c)

Until the Initial Transition Date, Gilead will continue to supply the existing Licensed Compound and Licensed Products, including secondary packaging and labeling services and qualified person release, for Commercialization in the Galapagos Territory in accordance with the terms and the prices set forth in the European Supply Agreement. In addition to providing such supply, prior to the Initial Transition Date, Gilead shall build up inventory of finished Licensed Product equal to Galapagos’ forecasted demand for […***…], and such inventory shall be included in the Transferred Inventory. From and after the Initial Transition Date, except as otherwise expressly provided herein, Gilead shall have no obligation to supply (or have supplied) Licensed Products to Galapagos (other than to provide the Transferred Inventory).

(d)

The Parties will use Transition Activity Commercially Reasonable Efforts to […***…] to establish its own supply chain for the Licensed Product in the Galapagos Territory, including serialization, artwork management, […***…], secondary packaging, labeling services and batch release. The Parties will use Transition Activity Commercially Reasonable Efforts to ensure that […***…] contemplated to be implemented by Gilead for the Licensed Product is physically implemented before the Initial Transition Date and Gilead (or its applicable Affiliate) shall make any regulatory filings necessary for approval of such design prior to […***…]. Each Party shall be responsible for […***…] of the costs and expenses incurred by or on behalf of either Party in connection with […***…] and the regulatory filing, validation and implementation thereof. Galapagos will use Transition Activity Commercially Reasonable Efforts to ensure that the Supply Chain Completion Date for all portions of the supply chain (other than qualified person release and secondary packaging and labeling) occurs by the Initial Transition Date. Gilead will share with Galapagos the […***…] that are Controlled by Gilead or its Affiliate(s) […***…] for Licensed Products; provided that (i) […***…] and (ii) […***…]; provided that (x) […***…], and (y) […***…]. Notwithstanding the foregoing, Galapagos and its Affiliates shall not use any […***…] that are proprietary to Gilead or its Affiliates (or any associated […***…]) from and after the date that is […***…] or such other date set forth in the Transition Plan, and without limiting any other obligations of Galapagos under this Section 8.1(d), Galapagos shall establish its own source of supply not using any such […***…], including completing any necessary […***…], prior to the date that is […***…] or such other date set forth in the Transition Plan. Subject to the remainder of this Section 8.1(d), when Galapagos determines that, with respect to a given portion of the Manufacturing supply chain for Licensed Product, it has established its own source of supply for such portion of the supply chain and such portion is fully operational (including completing any necessary stability testing), it shall provide written notice thereof to Gilead (the date of each such notice, “Supply Chain Completion Date” with respect to such portion of the supply chain). The Parties shall coordinate to allow for a smooth transition of portions of the supply chain to Galapagos, or its Affiliate(s). Any Licensed Product manufactured by Galapagos or its Affiliates may utilize and bear the Gilead House Marks to the extent Galapagos’ use of such Licensed Product is within the scope of the license granted to Galapagos, or its Affiliate(s), pursuant to Section 10.2(b)(i).

(e)

Notwithstanding Section 8.1(c), 8.1(d) or 8.1(f), if required by Galapagos, Gilead will continue (i) to provide qualified person release and secondary packaging and labeling services for the Licensed Products in the Galapagos Territory until […***…] or, solely with respect to secondary packaging and labeling, such later date as may be mutually agreed by the Parties to the extent necessary for Galapagos to resolve any matters that prevent it from taking over the secondary packaging and labeling services for the Galapagos Territory by […***…], and (ii) to provide the safety data sheets and instructions to Galapagos, or its Affiliate(s), for the use, care, handling, storage, or shipment of the Licensed Products in the Galapagos Territory until the applicable MA Transfer Completion Date, in each case (clauses (i) and (ii)), subject to the terms and conditions of this Agreement and pursuant to and in accordance with the applicable payment, delivery and other terms of the European Supply Agreement. Gilead will provide stability test data to Galapagos, or its Affiliate(s), for any batches of the Licensed Products in any country in the Galapagos Territory placed in the market by or on behalf of Gilead prior to the MA Transfer Completion Date for such country.

(f)

Unless otherwise determined by the JTT or, if applicable, the TSC and subject to the terms and conditions of this Agreement, Gilead will continue to supply the required Clinical Trial materials for the Transferred Clinical Trials through its manufacturers, pursuant to and in accordance with the terms of the Clinical Supply Agreement, until Galapagos has set up its own supply chain for such materials (other than qualified person release and secondary packaging and labeling services), in no event later than the Initial Transition Date, unless otherwise mutually agreed upon by the Parties. Thereafter, Gilead shall have no obligation to supply (or have supplied) such Clinical Trial materials to Galapagos. The Parties shall amend the Clinical Supply Agreement as needed to reflect the arrangements contemplated by this Agreement as soon as practicable but in no event later than […***…] following the Effective Date. Such Clinical Trial materials will include supplying the Licensed Compound, the Licensed Products and any placebos, ensuring proper release thereof, and providing any other manufacturing, packaging and labeling services required to conduct such Transferred Clinical Trials.

(g)

Gilead will remain responsible for supplying the Licensed Products in the Gilead Territory pursuant to and in accordance with the terms of the Applicable Collaboration Agreement and any applicable agreements contemplated thereby. At Galapagos’ request, Gilead shall provide design and artwork services for the Licensed Products at a commercially reasonable rate to be mutually agreed and up to a maximum amount of hours mutually agreed until […***…], or such later date as may be mutually agreed by the Parties.

8.2	Manufacturing Process Decisions

(a)

Until the applicable Supply Chain Completion Date, Gilead shall have decision-making authority with respect to implementing any Manufacture process updates and related filings with Regulatory Authorities with respect to the corresponding portion of the supply chain for Licensed Product in the Galapagos Territory, provided that (i) such decision-making authority shall be subject to the obligations of Gilead and the rights of Galapagos (or their respective Affiliates), solely with respect to implementing such updates or related filings, under the European Supply Agreement, the Quality Agreement and this Agreement and (ii) Galapagos’ prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any update to the Manufacture process that impacts the Galapagos Territory (unless such changes are required by Applicable Law or any Regulatory Authority, in which case Galapagos’ consent shall not be required).

(b)

From and after the applicable Supply Chain Completion Date, Galapagos shall have decision-making authority with respect to implementing any Manufacture process updates and related filings with Regulatory Authorities with respect to the corresponding portion of the supply chain for Licensed Product in the Galapagos Territory, provided that Gilead will retain final decision-making authority to the extent such update or filings would conflict with Gilead’s MAH Legal Responsibilities.

8.3	Transferred Inventory

(a)

Promptly (but in any event within […***…]) after the Initial Transition Date or such other date as mutually agreed by the Parties, Galapagos shall purchase, and Gilead shall deliver or cause to be delivered to Galapagos, or its Affiliate(s), all of its and its Affiliates’ right, title and interest in and to the existing Licensed Products and Licensed Compound in […***…] or any other form, whether packaged or labelled or not, held by or on behalf of Gilead for the Galapagos Territory as a result of the Parties’ forecasts and pending orders (including, for clarity, Gilead’s forecasts set forth in Section 8.1(b)) (if applicable, for such country or countries) made prior to the last-to-occur MA Transfer Completion Date or such other date, as applicable (such Licensed Products and Licensed Compound, collectively, the “Transferred Inventory”). The Transferred Inventory will also include […***…] to be agreed by the Parties to be delivered to allow Galapagos to commence its own Manufacture of the Licensed Products. For clarity, the price for […***…] will be set forth in the European Supply Agreement.

(b)

The Transferred Inventory sold to Galapagos pursuant to this Section 8.3 shall be sold to Galapagos at the price set forth in the European Supply Agreement, in accordance with the applicable payment, delivery, warranty and other terms set forth therein.

(c)	Galapagos shall use Transition Activity Commercially Reasonable Efforts to use the Transferred Inventory before inventory of Licensed Product manufactured using Galapagos’ own source of supply.

8.4	Manufacturing and Importation Authorization

The Parties will coordinate and plan for filing, and Galapagos will file, for any Manufacturing and Importation Authorization required for Galapagos to Manufacture the Licensed Products as contemplated hereby (the “MIA”) at such time as Galapagos reasonably determines is appropriate but in no event later than […***…]. Gilead will provide all records, documents and Information Controlled by Gilead or its Affiliate(s), and required or reasonably requested by Galapagos in order for Galapagos to prepare and submit such filing.

ARTICLE 9

COMMERCIALIZATION

9.1	Commercialization Arrangements

(a)

For any Registered Country, (i) from the Effective Date until the Commercial Handover for such Registered Country, Galapagos shall have the right to provide General Direction pursuant to Section 4.10 to Gilead with respect to Gilead’s Commercialization activities, including distribution activities, for the Licensed Product in such Registered Country, subject to the oversight authority of the JTT and TSC as provided in ARTICLE 4, and (ii) after the Commercial Handover for such Registered Country, Galapagos shall have full and final decision-making authority with respect to, and shall have the sole right to perform all (and, except as set forth in the Transition Plan or this Agreement, Gilead shall have no responsibility to perform any), Commercialization activities, including distribution activities, for the Licensed Products in such Registered Country, subject to the provisions of this Section 9.1 and the oversight authority of the JTT and TSC as provided in ARTICLE 4; provided, however, that Gilead shall have the responsibility to fulfill, and the right to collect payment (subject to ARTICLE 12) with respect to, any orders for Licensed Product sold in such Registered Country by or on behalf of Gilead or its Affiliate prior to such Commercial Handover and (except as otherwise provided in this Agreement or any other agreement between the Parties or their Affiliates, including in Section 11.1 or 11.4 of the A&R Collaboration Agreement) will also bear any costs and expenses related to any returns, rebates or product liability claims related to such Licensed Products. Notwithstanding anything to the contrary in the A&R Collaboration Agreement, except as expressly provided in this Agreement (including the Transition Plan and Shared Territory Commercialization Plan and Budget), Gilead shall have no obligation to perform (or use any efforts to perform) any Commercialization activities in the Galapagos Territory.

(b)

Subject to Section 9.1(a), the Parties agree that the Commercialization activities in the Galapagos Territory that are performed by Gilead as of the Effective Date will continue to be conducted by Gilead until transitioned from Gilead to Galapagos in accordance with the Transition Plan and the Shared Territory Commercialization Plan and Budget, such transition to occur for the […***…] as soon as possible after the Effective Date and for […***…] no later than the MA Transfer Completion Date in such country. As between the Parties, (i) Galapagos shall remain the selling Party (and, for purposes of the A&R Collaboration Agreement, Co-Commercialization Selling Party) for […***…], and (ii) in accordance with the Transition Plan, Galapagos will become the selling Party (and, for purposes of the A&R Collaboration Agreement, Co-Commercialization Selling Party) for the […***…] and shall be or become the selling Party for the remaining countries in the Galapagos Territory, in each case (under this clause (ii)), upon the Commercial Handover for the applicable country. Notwithstanding anything to the contrary in this Agreement or the A&R Collaboration Agreement, at any time after the Effective Date, […***…].

(c)

The JTT shall review, at least […***…], the Shared Territory Commercialization Plan and Budget and suggest any applicable amendments thereto for review and approval by the JTT. Subject to Section 9.1(a) and (b) above, each Party shall conduct the activities assigned to it under the Shared Territory Commercialization Plan and Budget and shall conduct its Commercialization of the Licensed Products in its Respective Territory in a manner consistent with the Shared Territory Commercialization Plan and Budget. Galapagos will prepare, and shall have the right to propose amendments, modifications or changes to the Shared Territory Commercialization Plan and Budget to the JTT. The JTT will analyze any such proposed amendment, modification or change to the Shared Territory Commercialization Plan and Budget and determine whether to approve it in accordance with ARTICLE 4. The Parties agree to implement any such proposed amendment, modification or change to the Shared Territory Commercialization Plan and Budget approved by the JTT or, if applicable, the TSC in accordance with ARTICLE 4.

(d)

Subject to Section 16.4, from and after the Effective Date, Gilead shall deliver or provide access to Galapagos to all data that are (i) related to the Commercialization of the Licensed Products in the Galapagos Territory and reasonably requested by Galapagos in order to exercise its rights or perform its obligations under this Agreement or the Applicable Collaboration Agreement (or any Ancillary Agreement or Transition Ancillary Agreement) and (ii) Controlled by Gilead or its Affiliate(s), in each case, on such timelines as may be mutually agreed by the Parties or otherwise set forth in the Transition Plan.

(e)

Gilead shall maintain adequate resources with respect to the services performed by […***…] supporting Commercialization of the Licensed Products in the Galapagos Territory (excluding, for clarity, any country-specific staffing or resources or any staffing or resources that are transferred to Galapagos pursuant to this Agreement) to enable it to perform its obligations under this Agreement and the Transition Plan and in line with the applicable key deliverables and milestones set forth in this Agreement and the Transition Plan to be completed on or before […***…]; provided, that Gilead shall continue to perform such obligations beyond such date if and until Gilead shall have completed all such applicable key deliverables and milestones set forth in this Agreement and the Transition Plan that are to be completed by […***…], provided that Galapagos has completed all of its key deliverables and milestones set forth in this Agreement and the Transition Plan that are a prerequisite for Gilead’s ability to complete such key deliverables and milestones of Gilead.

(f)	With respect to any Registered Country:

(i)	Prior to the earlier of (x) Commercial Handover or (y) the start date for Hired Employees or the TUPE Transfer Date, as applicable, for such Registered Country:

(A)

Gilead shall prepare and approve all Promotional Materials for such Registered Country. Such Promotional Materials shall be: (x) consistent with an agreed set of written core messages regarding […***…] in use in each Registered Country, as approved by the Compliance Working Group (“Transition Key Messages”), (y) in compliance with Applicable Law and Gilead policies, and (z) consistent with the applicable Marketing Authorization;

(B)	As part of Gilead’s approval process for such Promotional Materials, Gilead will also address any external approvals required prior to the use of the Promotional Materials; and

(C)

The Promotional Materials may deviate from the Transition Key Messages (x) for translation purposes, (y) to the extent required by Applicable Law or Applicable Guidelines, and (z) to the extent necessary for successful Commercialization in the Registered Countries. Gilead will inform the Transition Compliance Working Group in case of any other deviations from the Transition Key Messages; and

(ii)	From and after the earlier of (x) Commercial Handover or (y) the start date for Hired Employees or the TUPE Transfer Date, as applicable, for such Registered Country:

(A)

Galapagos shall prepare and approve all Promotional Materials for such Registered Country. Such Promotional Materials shall be: (x) consistent with the Transition Key Messages, (y) in compliance with Applicable Law and Galapagos policies, and (z) consistent with the applicable Marketing Authorization;

(B)	As part of Galapagos’ approval process for such Promotional Materials, Galapagos will also address any external approvals required prior to the use of the Promotional Materials;

(C)

The Promotional Materials may deviate from the Transition Key Messages (x) for translation purposes, (y) to the extent required by Applicable Law or Applicable Guidelines, and (z) to the extent necessary for successful Commercialization in the Registered Countries. Galapagos will inform the Transition Compliance Working Group in case of any other deviations from the Transition Key Messages; and

(D)

The Parties agree to review the process described in this Section 9.1(f)(ii) if there is a change to either Party’s primary representative responsible for Promotional Review in a Registered Country or in the event of a compliance breach.

(g)

Notwithstanding anything to the contrary in the A&R Collaboration Agreement, but subject to Section 7.5, Gilead shall have the sole right, but not any obligation, to Commercialize Licensed Products and Gilead Combination Products in the Gilead Territory and shall have full and final decision-making authority with respect to any related Commercialization activities except to the extent […***…].

(h)

The Parties shall coordinate, on behalf of themselves and their Affiliates, regarding their activities at scientific or medical conferences, including regarding which Party’s or its Affiliate’s or Sublicensee’s employees shall staff any promotional and medical information booths that include any Licensed Product or the Licensed Compound, for global events through the JTT or JTT sub-teams and for local events in the Galapagos Territory through the relevant Country Transition Team. If both Parties participate in any such global conference, then each Party shall maintain its own promotional and medical information booths at such conference unless otherwise agreed between the Parties.

(i)

Neither Party shall, unless otherwise agreed by the Parties in writing, market, sell or otherwise distribute Licensed Products to customers outside of their Respective Territory or to customers intending to export Licensed Products outside of their Respective Territory. For clarity, nothing in this Section 9.1(i) is intended or shall be construed to restrict Gilead from performing (i) any of its obligations under this Agreement or (ii) as to any Registered Country, any Commercialization activities with respect to Licensed Products in such Registered Country prior to the Commercial Handover for such Registered Country.

9.2	Market Access Activities; Medical Affairs Activities

(a)

Gilead will use Transition Activity Commercially Reasonable Efforts to continue the Market Access Activities, including dossier preparation and submission, under General Direction of Galapagos in a Registered Country until the execution of a Power of Attorney for such Registered Country covering the applicable Market Access Activity. From and after the execution of such a Power of Attorney for such Registered Country, Galapagos will be solely responsible for such Market Access Activities in such Registered Country, subject to any applicable oversight authority of the JTT and TSC as provided in ARTICLE 4, and Gilead shall have no obligation to perform (or use any efforts to perform) any Market Access Activities that Galapagos or one of its Affiliates is able to conduct under a Power of Attorney that has been issued to Galapagos or one of its Affiliates in such Registered Country. For any Registered Country, from and after the MA Transfer Completion Date for such Registered Country, Gilead shall have no obligation to perform (or use any efforts to perform) any Market Access Activities with respect to such Registered Country.

(b)

Gilead will use Transition Activity Commercially Reasonable Efforts to continue the Medical Affairs Activities under General Direction of Galapagos in a Registered Country until the Commercial Handover for such Registered Country. From and after the Commercial Handover for such Registered Country, Galapagos will be solely responsible for all such Medical Affairs Activities in such Registered Country, subject to any applicable oversight authority of the JTT and TSC as provided in ARTICLE 4, and Gilead shall have no obligation to perform (or use any efforts to perform) any Medical Affairs Activities in such Registered Country.

(c)	[…***…].

9.3	Pricing Strategies and Decisions

For any Registered Country, from the Effective Date until the Commercial Handover for such Registered Country, any and all pricing strategy and other pricing decisions and determinations for the Licensed Product in such Registered Country shall be determined by Galapagos in its sole discretion, and after Galapagos has notified Gilead in writing thereof, Gilead shall implement such decisions and determinations, in each case, unless such decisions or determinations would conflict with Gilead’s MAH Legal Responsibilities. For clarity, Galapagos will be the party to enter into all Licensed Product sales contracts with customers in any Registered Country after the Commercial Handover for any Registered Country, and will continue to have sole discretion over pricing strategy and other pricing decisions and determinations for the Licensed Product in such Registered Country.

9.4	Transferred Information

As promptly as reasonably practicable after the Effective Date (or, with respect to any Transferred Information created after the Effective Date, after such Transferred Information is created), Gilead shall deliver or provide access to the Transferred Information to Galapagos, or its Affiliate(s). For clarity, Gilead may retain copies of the Transferred Information. All Transferred Information that is solely related to the Galapagos Territory shall be deemed to be the Confidential Information of Galapagos as of the Effective Date and Galapagos shall be deemed to be the disclosing Party and Gilead the receiving Party with respect thereto. All Transferred Information that is not solely related to the Galapagos Territory shall be deemed to be the Confidential Information of both Parties as of the Effective Date and each Party shall be deemed to be both the disclosing Party and the receiving Party with respect thereto.

9.5	Amendments to A&R Collaboration Agreement

(a)

Section 5.1(b), Section 5.2(a), Section 5.2(b)(i)-(iv) and (vii), Section 5.4, Section 5.5(b) and (c) and Section 5.6 of the A&R Collaboration Agreement shall each be deleted in its entirety as of the Effective Date and replaced with the following:

“[omitted.]”

(b)	Section 5.1(a) of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“(a) Licensed Territory. Except as otherwise provided in the Transition & Amendment Agreement, Gilead shall be solely responsible for all Commercialization activities relating to the Licensed Products and Gilead Combination Products in the Licensed Territory. Gilead shall use Commercially Reasonable Efforts to Commercialize the first Licensed Product in each of the Major Markets in the Licensed Territory for each of the Target Indications. […***…].”

(c)	Section 5.2(b)(xii) of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“(xii) (Sub)contracting. Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in (and subject to the terms and conditions of) the Transition & Amendment Agreement, each Party may use (sub)contractors without the consent of the other Party for its Commercialization activities. Each Party may delegate its Commercialization obligations to an Affiliate.”

(d)	The following shall be added as Section 5.7 of the A&R Collaboration Agreement:

“5.7 Information and Materials to be Provided to Galapagos and Gilead.

(a) Upon Galapagos’ reasonable request from time to time, Gilead shall promptly deliver or provide access to Galapagos, or its Affiliate(s), to any Information or materials Controlled by Gilead that are related to the Commercialization, Market Access Activities or Medical Affairs activities of the Licensed Compound or Licensed Products and are necessary for or otherwise reasonably requested by Galapagos in order to exercise its rights or perform its obligations under this Agreement or the Transition & Amendment Agreement.

(b) Upon Gilead’s reasonable request from time to time, Galapagos shall promptly deliver or provide access to Gilead to any Information or materials Controlled by Galapagos that are related to the Commercialization, Market Access Activities or Medical Affairs activities of the Licensed Compound or Licensed Products and are necessary for or otherwise reasonably requested by Gilead in order to exercise its rights or perform its obligations under this Agreement or the Transition & Amendment Agreement.”

(e)	[…***…]

ARTICLE 10

TRANSFERRED TRADEMARKS AND INFORMATION TECHNOLOGY, LICENSES AND EXCLUSIVITY

10.1	Assignment of Transferred Trademarks, Certain Domain Names and Certain Information Technology

(a)	Transferred Trademarks.

(i)

Within a reasonable period of time after the Effective Date (but in no event more than […***…] after the Effective Date), Gilead shall provide to Galapagos copies of trademark applications and registrations for the Transferred Trademarks (including copies of any filings or communications to or from any trademark office or other Governmental Authority with respect to the Transferred Trademarks), solely to the extent such information is not publicly available.

(ii)

Gilead (on behalf of itself and its Affiliates) hereby transfers and assigns to Galapagos exclusively, irrevocably, and unconditionally, free and clear of any Encumbrances and at no cost or expense to Galapagos all of Gilead’s and its Affiliates’ right, title and interest in and to the Transferred Trademarks, including the priority rights related to the Transferred Trademarks, the goodwill associated with the Transferred Trademarks, and any and all rights to bring an action, whether at law or in equity, for infringement, dilution, misappropriation, misuse or other violation of the foregoing Transferred Trademark by a Third Party (“Product Trademark Infringements”), and all rights to secure and recover damages, profits and injunctive relief for all past, present or future infringement, dilution, misappropriation, misuse, or other violation, whether occurring before or after this assignment. On or promptly after the Effective Date, Gilead Sciences Ireland UC and Gilead shall execute the Trademark Assignment Agreement. Gilead and its Affiliates shall also execute and deliver such documents, make reasonably available such information and materials Controlled by and in the possession of

Gilead, if any, and take such other actions requested by Galapagos, as are reasonably necessary to enable Gilead to transfer such interest in the Product Trademark Infringements to Galapagos, or its Affiliates. Galapagos shall be solely responsible for recording the assignment of the Transferred Trademarks, including payment of all associated fees and costs and updating chain-of-title for such registrations and applications. Gilead and its Affiliates shall execute and deliver such documents and take such other actions requested by Galapagos as are reasonably necessary to enable Galapagos, or its Affiliate(s), to record the change and effectuate the transfer in title of the Transferred Trademarks.

(b)

Domain Names. Gilead (on behalf of itself and its Affiliates) hereby transfers and assigns to Galapagos, exclusively, irrevocably and unconditionally, free and clear of any Encumbrances and at no cost or expense to Galapagos, all of Gilead’s and its Affiliates’ right, title and interest in any of the domain names Controlled by Gilead or its Affiliate(s) and set forth on Schedule 4. Gilead and its Affiliates shall execute and deliver such documents and take such other actions requested by Galapagos as are reasonably necessary to enable Galapagos, or its Affiliate(s), to become the registrant of record for such domain names. Galapagos shall be solely responsible, including payment of all associated fees and costs, for ensuring that domain name registrant information is updated.

(c)

Information Technology. Gilead (on behalf of itself and its Affiliates) hereby transfers and assigns to Galapagos, exclusively, irrevocably and, unconditionally, free and clear of any Encumbrances and at no cost or expense to Galapagos, all of Gilead’s and its Affiliates’ right, title and interest in any of the information technology Controlled by Gilead or its Affiliate(s) and set forth in the Transition Plan, if any, in accordance with the requirements set forth in the Transition Plan. Gilead and its Affiliates shall execute and deliver such documents and take such other actions requested by Galapagos as are reasonably necessary to enable Gilead to transfer such information technology to Galapagos, or its Affiliate(s), in accordance with the requirements set forth in the Transition Plan.

10.2	Licenses

(a)

Certain Works Subject to Copyright. Subject to the terms and conditions of this Agreement, Gilead hereby grants, on behalf of itself and its Affiliates, to Galapagos a non-exclusive, sublicensable (solely as permitted in accordance with Section 10.3) license to the Gilead Copyrights, including the following works subject to copyright:

(i)	[…***…];

(ii)

websites, marketing materials, educational materials, promotional materials and healthcare practitioner reference materials created for the Licensed Products, materials on […***…], in each case, that are Controlled by Gilead or its Affiliate(s); and

(iii)	[…***…];

in each case (clauses (i) through (iii)), to (1) Develop the Licensed Compound and Licensed Product worldwide for purposes of Exploitation in the Galapagos Territory, (2) Manufacture the Licensed Compound and Licensed Products worldwide for purposes of (x) Development under foregoing clause (1) and (y) Exploitation in the Galapagos Territory and (3) Exploit the Licensed Compound and Licensed Product in the Galapagos Territory; provided, however, that, without limiting any other disclaimers or expanding any other representations or warranties made by Gilead under this Agreement or any other agreement, any […***…] are licensed and provided to Galapagos on an as-is basis, and Gilead makes no, and hereby expressly disclaims any, representation or warranty of any kind with respect thereto, whether express, implied, statutory or otherwise, including without limitation any warranty of title, merchantability, fitness for a particular purpose or non-infringement of Third Party intellectual property rights. Gilead will provide Galapagos with digital copies of the […***…] for Galapagos’ use.

(b)	Gilead House Marks.

(i)	Subject to the terms and conditions of this Agreement and on the timelines set forth in Section 10.2(b)(i)(A) and (B), Gilead hereby grants, on behalf of itself and its Affiliates, to Galapagos:

(A)

a non-exclusive, royalty-free, fully paid up license, with the right to sublicense to Affiliates and Distributors (solely as permitted in accordance with Section 10.3, provided that Gilead’s prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any sublicense to Distributors under clause (2) of this Section 10.2(b)(i)(A)), under the Gilead House Marks as used in the labeling and packaging for the Licensed Products for release to end-users (whether in a commercial or clinical packaging presentation), including (1) […***…] and (2) any other written, printed or graphic materials accompanying such Licensed Products (but excluding, in each case, any use of the Gilead House Marks described in clauses (1) through (4) of Section 10.2(b)(i)(B)), in each case, as necessary to Commercialize Licensed Product in the Galapagos Territory until […***…] after the last MA Transfer Completion Date to occur; and

(B)

a non-exclusive, royalty-free, fully paid up license, with the right to sublicense to Affiliates and Third Parties, including Distributors (solely as permitted in accordance with Section 10.3), under the Gilead House Marks, to use (1) […***…], as necessary to Commercialize the Licensed Product in the Galapagos Territory until […***…] after the last MA Transfer Completion Date to occur, (2) Commercialize the Transferred Inventory, (3) […***…], as necessary to Commercialize the Licensed Product in the Galapagos Territory until the later of (I) […***…] after the last MA Transfer Completion Date to occur or (II) […***…], and in any case to Commercialize any then-existing inventory of such tablets, and (4) […***…], as necessary to Commercialize the Licensed Product in the Galapagos Territory until […***…].

(ii)

Galapagos shall use the Gilead House Marks as set forth in such reasonable standards as may be provided in writing by Gilead from time to time, and any deviation from such standards shall require Gilead’s prior written approval. If Galapagos without Gilead’s prior written approval uses the Gilead House Marks in any manner that deviates from such standards or otherwise exceeds the scope of the license granted to Galapagos in Section 10.2(b)(i), then, without limiting any other rights or remedies that may be available to Gilead, Gilead shall have the right, upon written notice to Galapagos, to terminate the license granted to Galapagos in Section 10.2(b)(i), and upon any such termination Galapagos shall immediately cease all use of the Gilead House Marks. Notwithstanding anything to the contrary herein, Gilead retains all rights with respect to any domain names that incorporate any Gilead House Marks.

(c)	Galapagos Technology. Section 7.1 of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following:

“7.1 Licenses to Gilead. Subject to the terms and conditions of this Agreement, Galapagos hereby grants Gilead:

(a)

an exclusive (including as to Galapagos), royalty-bearing, sublicensable (solely as permitted in accordance with Section 7.2) license under the Galapagos Technology (subject to Section 7.4(g) of the Transition & Amendment Agreement) to […***…] in the Gilead Territory; and

(b)

an exclusive (including as to Galapagos), royalty-bearing, sublicensable (solely as permitted in accordance with Section 7.2) right of reference under (or right of access to, if such right of reference is unavailable or insufficient) any Regulatory Materials or Regulatory Approvals Controlled by Galapagos with respect to the Licensed Compound or Licensed Product (subject to Section 7.4(g) of the Transition & Amendment Agreement), in each case, to […***…] in the Gilead Territory.

(c)

Notwithstanding the exclusive license and rights granted by Galapagos to Gilead pursuant to Sections 7.1(a) and 7.1(b), Galapagos and its Affiliates shall retain, and have the right to grant licenses, sublicenses or rights of reference or access to Third Parties in accordance with Section 7.2 under, the Galapagos Technology described in Section 7.1(a) and the Regulatory Materials and Regulatory Approvals described in 7.1(b), in each case, to perform the activities assigned to Galapagos or its Affiliates under this Agreement or any other agreement between the Parties or their Affiliates, including Developing, Manufacturing and Commercializing the Licensed Compound and Licensed Product as provided herein or therein.”

(d)

Other Enabling Grants by Galapagos. Subject to the terms and conditions of this Agreement, Galapagos hereby grants to Gilead a non-exclusive, royalty-free, fully paid-up, sublicensable (solely as permitted in accordance with Section 10.3) (i) license under the Galapagos Technology, Galapagos House Marks, Transferred Trademarks and any domain names and information technology assigned to Galapagos under Section 10.1, and (ii) right of reference under (or right of access to, if such right of reference is unavailable or insufficient) any Regulatory Materials or Regulatory Approvals Controlled by Galapagos with respect to the Licensed Compound or Licensed Product, in each case ((i) and (ii)), solely to perform the activities assigned to Gilead or its Affiliates under this Agreement or any other written agreement between Galapagos or its Affiliate, on the one hand, and Gilead or its Affiliate, on the other hand, including Developing, Manufacturing and Commercializing the Licensed Compound and Licensed Product as provided herein or therein. Gilead shall use the Galapagos House Marks as set forth in such reasonable standards as may be provided in writing by Galapagos from time to time, and any deviation from such standards shall require Galapagos’ prior written approval. If Gilead without Galapagos’ prior written approval uses the Galapagos House Marks in any manner that deviates from such standards or otherwise exceeds the scope of the license granted to Gilead in this Section 10.2(d), then, without limiting any other rights or remedies that may be available to Galapagos, Galapagos shall have the right, upon written notice to Gilead, to terminate the license granted to Gilead in this Section 10.2(d), and upon any such termination Gilead shall immediately cease all use of the Galapagos House Marks. Notwithstanding anything to the contrary herein, Galapagos retains all rights with respect to any domain names that incorporate any Galapagos House Marks.

(e)	Gilead Technology. Subject to the terms and conditions of this Agreement, Gilead hereby grants Galapagos:

(i)

an exclusive (including as to Gilead), royalty-bearing, sublicensable (solely as permitted in accordance with Section 10.3) license under the Gilead Technology other than Gilead Combination Technology (subject to Section 7.4(g)) to (A) Develop the Licensed Compound and Licensed Product worldwide for purposes of Exploitation in the Galapagos Territory, (B) Manufacture the Licensed Compound and Licensed Products worldwide for purposes of (x) Development under foregoing clause (i) and (y) Exploitation in the Galapagos Territory and (C) Exploit the Licensed Compound and Licensed Product in the Galapagos Territory;

(ii)

an exclusive (including as to Gilead), royalty-bearing, sublicensable (solely as permitted in accordance with Section 10.3) right of reference under (or right of access to, if such right of reference is unavailable or insufficient) any Regulatory Materials or Regulatory Approvals for the Galapagos Territory Controlled by Gilead or its Affiliate(s) with respect to the Licensed Compound and Licensed Product (subject to Section 7.4(g)), in each case, to (A) Develop the Licensed Compound and Licensed Product worldwide for purposes of Exploitation in the Galapagos Territory, (B) Manufacture the Licensed Compound and Licensed Products worldwide for purposes of (x) Development under foregoing clause (i) and (y) Exploitation in the Galapagos Territory and (C) Exploit the Licensed Compound and Licensed Product in the Galapagos Territory. For clarity, with respect to any Transferred Regulatory Documentation and Regulatory Approvals to be assigned and transferred to Galapagos, or its Affiliates, under this Agreement, this right of reference under (or right of access to) such Transferred Regulatory Documentation and Regulatory Approvals applies until such time as they are effectively assigned and transferred to Galapagos, or its Affiliates; and

(iii)

a non-exclusive, sublicensable (solely as permitted in accordance with Section 10.3) license under the Gilead Technology solely to conduct the activities assigned to Galapagos under this Agreement and the A&R Collaboration Agreement (excluding any activities covered by the license grant set forth in Section 10.2(e)(i)).

(f)

Retained Rights of Gilead. Notwithstanding the exclusive license and rights granted by Gilead to Galapagos pursuant to Sections 10.2(e)(i) and 10.2(e)(ii), Gilead and its Affiliates shall retain, and have the right to grant licenses, sublicenses or rights of reference or access to Third Parties in accordance with Section 10.3 (mutatis mutandis) under, the Gilead Technology described in Section 10.2(e)(i) and the Regulatory Materials and Regulatory Approvals described in Section 10.2(e)(ii), in each case, to perform the activities assigned to Gilead or its Affiliates under this Agreement or any other agreement between the Parties or their Affiliates, including Manufacturing and Commercializing the Licensed Compound and Licensed Product as provided herein or therein.

10.3	Sublicensing.

(a)	Section 7.2(a) of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following.

“7.2(a) Scope of Permissible Sublicensing

(i) Subject to Section 7.2(b), the licenses and rights of reference (and access) granted by Galapagos to Gilead under this Agreement or the Transition & Amendment Agreement may be sublicensed by Gilead through multiple tiers without any requirement of consent, provided that Gilead shall be liable for any act or omission of any such Sublicensee that is a breach of any of Gilead’s obligations under this Agreement as though the same were a breach by Gilead, and Galapagos shall have the right to proceed directly against Gilead with respect to such breach without any obligation to first proceed against such Sublicensee.

(ii) Subject to Section 7.2(b), the licenses and rights of reference (and access) granted by Gilead to Galapagos, or its Affiliates, under this Agreement or the Transition & Amendment Agreement (other than under Section 10.2(b)(i)(A) of the Transition & Amendment Agreement) may be sublicensed by Galapagos through multiple tiers without any requirement of consent, provided that Galapagos shall be liable for any act or omission of any such Sublicensee that is a breach of any of Galapagos’ obligations under this Agreement as though the same were a breach by Galapagos, and Gilead shall have the right to proceed directly against Galapagos with respect to such breach without any obligation to first proceed against such Sublicensee.”

(b)	Section 7.2(b) of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following.

“Any sublicenses granted under the licenses set forth in Section 7.1 of this Agreement or Section 10.2 of the Transition & Amendment Agreement shall be under a written sublicense agreement (each, a “Sublicense Agreement”). Gilead shall use reasonable efforts to provide that each Sublicense Agreement entered by Gilead requires the Sublicensee to provide the following to Galapagos if this Agreement terminates, and to Gilead if only such Sublicense Agreement terminates: (i) the assignment and transfer of ownership and possession of, or a right of reference to, all Regulatory Materials and Regulatory Approvals controlled by such Sublicensee with respect to any Licensed Product (which assignment or right of reference may also be provided directly to Gilead prior to any such termination), but solely to the extent such assignment and transfer, or right of reference, would be required of Gilead under Section 15.6, and (ii) the assignment of, or a freely sublicensable exclusive license to, all intellectual property (including Patents) controlled by such Sublicensee that covers or embodies a Licensed Product or its respective use, manufacture, sale, or importation and was conceived, discovered, developed or otherwise made by or on behalf of such Sublicensee during the exercise of its rights or fulfillment of its obligations pursuant to such Sublicense Agreement, but solely to the extent such assignment or exclusive license would be required of Gilead under Section 15.6(a). Galapagos shall use reasonable efforts to provide that each Sublicense Agreement entered by Galapagos requires the Sublicensee to provide the following to Galapagos if such Sublicense Agreement terminates: (x) the assignment and transfer of ownership and possession of, or a right of reference to, all Regulatory Materials and Regulatory Approvals controlled by such Sublicensee with respect to any Licensed Product (which assignment or right of reference may also be provided directly to Galapagos prior to any such termination), but solely to the extent such assignment and transfer, or right of reference, would be required of Galapagos under Section 15.6, and (y) the assignment of, or a freely sublicensable exclusive license to, all intellectual property (including Patents) controlled by such Sublicensee that covers or embodies a Licensed Product or its respective use, manufacture, sale, or importation and was conceived, discovered, developed or otherwise made by or on behalf of such Sublicensee during the exercise of its rights or fulfillment of its obligations pursuant to such Sublicense Agreement, but solely to the extent such assignment or exclusive license would be required of Galapagos under Section 15.6(a). Each Sublicense Agreement shall be subject to the applicable terms and conditions of this Agreement. For clarity, in the case of any subcontractor, this Section 7.2(b) shall not apply but the applicable Party shall comply with Section 3.8.”

10.4	Amendment to Exclusivity; Non-Compete

Clause (i) of Section 7.6(a) of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following:

“(i) (x) Gilead or its Affiliates may itself or with a Third Party conduct […***…], in all cases that are intended to support the Exploitation of Licensed Products or Gilead Combination Products, and (y) Galapagos or its Affiliates may itself or with a Third Party conduct […***…], in all cases that are intended to support the Exploitation of Licensed Products or Galapagos Combination Products;”.

ARTICLE 11

ADDITIONAL COVENANTS

11.1	Further Assurances

(a)

For the period beginning on the Effective Date and ending on the Latest Transition Date, each Party shall, at any time at the request of the other Party, execute and deliver (or cause the execution and delivery) to the other Party of all such instruments of assignment, transfer and conveyance and documents or further assurances as such other Party may reasonably request to effect the Transition and other transactions contemplated herein.

(b)

At any time after the Latest Transition Date, if either Gilead or Galapagos becomes aware that any material Transferred Asset has not been transferred to Galapagos, it shall promptly notify the other Party in writing and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior Third Party consent or approval, to Galapagos, or its Affiliate(s); provided that, Gilead shall not be required to pay any monetary amounts or provide any other consideration to obtain such consent, approval or waiver (unless Galapagos agrees to reimburse Gilead for such amount).

(c)

If, at any time, either Gilead or Galapagos becomes aware that any material regulatory documentation, marketing authorizations, contracts, inventory, clinical trials or any documentation applicable thereto, owned or controlled by Gilead or its Affiliate(s) that is necessary for Galapagos to Develop, Manufacture, or Commercialize the Licensed Compound or the Licensed Products for the Galapagos Territory is neither licensed to Galapagos nor included in the Transferred Assets that have been transferred to Galapagos (e.g., because it was not included in the applicable schedule of assets or cannot be legally transferred) it shall promptly notify the other Party in writing and, at Galapagos’ request, the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, licensed, or the necessary rights are otherwise made available, with any necessary prior Third Party consent or approval, to Galapagos, or its Affiliate(s); provided that, Gilead shall not be required to pay any monetary amounts or provide any other consideration to obtain such consent, approval or waiver (unless Galapagos agrees to reimburse Gilead for such amounts).

11.2	Contracts

(a)

Gilead and its Affiliates shall assign and transfer the Contracts that (i) are solely related to the Transferred Clinical Trials, the Manufacture of Licensed Compound or Licensed Product for the Galapagos Territory, the Exploitation of Licensed Compound or Licensed Product in or for the Galapagos Territory or any of the Transferred Assets, and (ii) Galapagos agrees to assume in accordance with this Section 11.2 (the “Transferred Contracts”) to Galapagos (or its applicable Affiliate, as designated by Galapagos) in accordance with the timeline for the associated activities set forth in the Transition Plan or other timeline agreed by the Parties. Within […***…] after the Effective Date, Gilead shall provide to Galapagos for review a list of Contracts meeting foregoing clause (i) and thereafter shall promptly provide such information related thereto as Galapagos may reasonably request. Galapagos shall identify in writing those Contracts on such list that it wishes to assume and such Contracts shall constitute Transferred Contracts. If there are any additional Contracts that Galapagos wishes to assume that it believes meet foregoing clause (i) it shall provide a list of such additional Contracts to Gilead for review and, if Gilead agrees with Galapagos’ assessment, such Contracts shall also constitute Transferred Contracts. If Gilead disagrees, Galapagos may have such dispute resolved pursuant to Section 16.6.

(b)

With respect to each Transferred Contract, Galapagos or one of its Affiliates shall assume the liabilities under such Transferred Contract but only to the extent such liabilities (i) do not result from any failure to perform under such Transferred Contract, or other breach of, default under or violation of such Transferred Contract, by Gilead or any of its Affiliates on or before the date such Transferred Contract is assigned to Galapagos or one of its Affiliates and (ii) arise after the date such Transferred Contract is assigned to Galapagos or one of its Affiliates. Notwithstanding any provision of this Agreement or any Transferred Contract to the contrary, except as expressly set forth in this Section 11.2(b), all other liabilities arising under or related to any such Transferred Contract shall remain the sole obligation and responsibility of Gilead and its Affiliates.

(c)

Notwithstanding the foregoing or anything to the contrary in this Agreement, to the extent that Gilead’s rights under any Transferred Contract may not be assigned to Galapagos or its applicable Affiliate without the approval, consent or waiver of another Person (a “Third Party Assignment Approval”), this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Until such time as the Third Party Assignment Approval is obtained Gilead shall, and shall cause its Affiliates to, at Galapagos’ request, use their respective Transition Activity Commercially Reasonable Efforts to cause the applicable counterparty to (i) provide such Third Party Assignment Approval, or (ii) enter into a replacement or alternative contract with Galapagos, or its Affiliates, to pass along the applicable benefits of such Transferred Contract to Galapagos, or its Affiliates, and Galapagos shall use its Transition Activity Commercially Reasonable Efforts to assist and cooperate in connection therewith. Pending such Third Party Assignment Approval or entry into a replacement or alternative contract, or, if earlier, the Latest Transition Date, Gilead shall, and shall cause its Affiliates to, use their respective Transition Activity Commercially Reasonable Efforts to (i) pass on to Galapagos, or its Affiliate(s), the benefits of such Transferred Contract and (ii) enforce, at the request of and for the account of Galapagos, any rights of Gilead or its Affiliates arising under any such Transferred Contract against any Person. To the extent that Galapagos is provided with substantially comparable benefits of any such non-assignable Transferred Contract pursuant to this Section 11.2(c), Galapagos shall perform on behalf of Gilead or its Affiliates all of the obligations of Gilead or its Affiliates thereunder or in connection therewith. Gilead and its Affiliates shall not be liable to Galapagos for a failure to obtain any Third Party Assignment Approval. During the term of this Agreement, Galapagos shall cooperate with Gilead, upon the request of Gilead, in any reasonable manner in connection with Gilead obtaining any necessary approval, consent or waiver pursuant to this Section 11.2(c).

(d)

For each of the Other Contracts, the Parties, at Galapagos’ request, shall, and shall cause their Affiliates to, use Transition Activity Commercially Reasonable Efforts to cause the applicable counterparty to (i) assign the portion of such Other Contract that is solely related to the Transferred Clinical Trials, the Manufacture of Licensed Product for the Galapagos Territory, the Commercialization of Licensed Product in the Galapagos Territory or any of the Transferred Assets to Galapagos or its Affiliates, or (ii) enter into a replacement or alternative contract with Galapagos, or its Affiliate(s), to pass along the applicable benefits of such Other Contract to Galapagos, or its Affiliate(s). Prior to the execution of such assignment, or entry into a replacement or alternative contract or if earlier, the Latest Transition Date, Gilead shall, and shall cause its Affiliates to, use their respective Transition Activity Commercially Reasonable Efforts to (i) pass on to Galapagos, or its Affiliates, the benefits of such Other Contract and (ii) enforce, at the request of and for the account of Galapagos, any rights of Gilead or its Affiliates arising under any such Other Contract against any Person.

11.3	Public Communications

(a)	From the Effective Date until the Initial Transition Date, the Parties agree as follows:

(i)

Galapagos shall be solely responsible for all press releases and other public announcements and communications related to the Licensed Products other than any press releases and other public announcements and communications specifically related to the Gilead Territory (each, a “Galapagos Public Communication”). Except to the extent required by Applicable Law or the rules of a stock exchange on which the securities of Galapagos are listed, (x) prior to the last MA Transfer Completion Date to occur, Galapagos shall not issue or make any Galapagos Public Communication unless included in the Transition Plan, a joint communication plan mutually agreed by the Parties, or otherwise approved by Gilead or the JTT (or if applicable, the TSC), and (y) after the last MA Transfer Completion Date to occur, Galapagos shall not issue or make any Galapagos Public Communication without providing Gilead at least […***…] (or such shorter period as necessary to comply with Applicable Law or applicable stock exchange listing rules) written notice prior to issuing or making such Galapagos Public Communication. Galapagos shall consider in good faith any comments provided by Gilead on such Galapagos Public Communications. For clarity, Gilead shall have no right to make any Galapagos Public Communications.

(ii)

Gilead shall be solely responsible for all press releases and other public announcements and communications related to the Licensed Products that are specifically related to the Gilead Territory (each, a “Gilead Public Communication”). Except to the extent required by Applicable Law or the rules of a stock exchange on which the securities of Gilead are listed, Gilead shall not issue or make any Gilead Public Communication without providing Galapagos at least […***…] (or such shorter period as necessary to comply with Applicable Law or applicable listing rules) written notice prior to issuing or making such Gilead Public Communication. Gilead shall consider in good faith any comments provided by Galapagos on such Gilead Public Communications.

(iii)

The Parties agree that the material terms of this Agreement and the Transition Ancillary Agreements are the Confidential Information of both Parties. Notwithstanding Section 11.3(a)(i) or Section 11.3(a)(ii), neither Party shall issue or make any press release or other public announcement or communication related to the terms of this Agreement or the Transition Ancillary Agreements or the transactions contemplated herein or therein, without the prior written consent of the other Party or otherwise pursuant to and consistent with any joint communication plan mutually agreed upon by the Parties (including any such plan included in the Transition Plan) or permitted under the special authorized disclosure provisions set forth in Sections 12.2 and 12.3 of the Applicable Collaboration Agreement.

(b)

Neither Party, except as required by Applicable Law, shall publicly disclose data or results of Clinical Trials or Nonclinical Studies that have not already been publicly disclosed with respect to any Licensed Product except as set forth in this Section 11.3(b). All Publications should be discussed and endorsed by the joint publication team constituted pursuant to Section 4.6 and included in the mutually agreed publication plan (including any such plan included in the Transition Plan) as per good publication practice (GPP). Each Party shall submit any proposed Publications to the other Party for review and mutual approval (not to be unreasonably conditioned, delayed or withheld) (i) at least […***…] prior to its intended submission to a peer-reviewed journal and (ii) any abstract, poster or oral presentation at least […***…] prior to its intended submission to or presentation at scientific congresses. Each Party shall have the right to make Publications containing data or results related solely to its Respective Territory and that does not have relevance or impact outside of its Respective Territory (subject to mutual alignment on the publication plan by the Parties, intellectual property approval by the Parties and courtesy review by the other Party for reasonable comments to such Publication).

(c)

This Section 11.3 shall supersede the Parties’ obligations under Section 12.4 of the A&R Collaboration Agreement during the period beginning on the Effective Date and ending on the Initial Transition Date. After the Initial Transition Date, the Parties’ obligations with respect to such matters will be governed by the Second A&R Collaboration Agreement. Except as otherwise provided in this Section 11.3, Sections 12.1, 12.2 and Section 12.3 of the A&R Collaboration Agreement shall govern the respective rights and obligations of the Parties and their respective Affiliates and representatives with respect to Confidential Information (as defined in the A&R Collaboration Agreement and amended by this Agreement).

11.4	Competition Law Guidelines

(a)

To ensure compliance with applicable competition/antitrust laws, the Parties shall finalize and adopt within […***…] after the Effective Date, and after such adoption each Party shall comply with, Commercialization competition law / antitrust guidelines with respect to the Licensed Product (as the same may be modified by mutual agreement of the Parties in writing from time to time) (“Competition Law Guidelines”).

(b)

Each Party shall be responsible for and shall ensure that any and all of its employees involved in the Transition hereunder comply with the Competition Law Guidelines (after their adoption) and all applicable competition laws. Each Party shall have in place and shall maintain a competition law compliance program, including a compliance manual, policies and employee trainings.

11.5	Social, Social Security and Tax Obligations

(a)

The Parties will reasonably cooperate and coordinate with each other, as necessary to effect the transactions contemplated herein, with respect to the obtainment and delivery of any necessary tax certifications, including:

(i)	from the relevant Spanish tax administrations the certificates as referred to in Article 175.2 of the Spanish General Tax Law (Law 58/2003).

(ii)	a Tax certificate (“Certificato carichi pendenti”) from the competent Italian tax administration listing all pending Tax liabilities of Gilead and such relevant Affiliates.

11.6

Regulatory Inspections. If any Regulatory Authority conducts or provides notice of its intent to conduct any audit or inspection that relates to any activities conducted by Gilead, its Affiliates or Subcontractors with respect to the Galapagos Territory under this Agreement or the A&R Collaboration Agreement, then, upon Galapagos’ reasonable request, Gilead shall coordinate with Galapagos and provide or make available, or procure that its Affiliates or Subcontractor provide or make available, to Galapagos any information Controlled by Gilead or its Affiliates and in the possession of Gilead, its Affiliates or Subcontractors that relates to such activities conducted by Gilead, its Affiliates or Subcontractors with respect to the Galapagos Territory and, in each case, is reasonably necessary for Galapagos to respond to a request or inquiry from the applicable Regulatory Authority in connection with such audit or inspection, including any such information relating to any quality oversight activities (or audits) of Gilead or its Affiliates or Subcontractors related to Licensed Compound or Licensed Products with respect to the Galapagos Territory under this Agreement or the A&R Collaboration Agreement.

ARTICLE 12

FINANCIALS

12.1	Upfront, Milestone Payments, Royalties and Profit Split

(a)	Upfront Payment. The Parties acknowledge that a one-time, non-refundable, non-creditable payment of €35,000,000 was made by Gilead to Galapagos […***…].

(b)

Milestone Payments. Effective on the Announcement Date, Gilead’s obligation to pay milestone payments for the milestone events in the row “Regulatory Approval of a Licensed Product in EMA” in the table included in Section 8.2(a) of the A&R Collaboration Agreement is terminated and of no further force or effect. For clarity, the other milestone payment obligations of Gilead set forth in the A&R Collaboration Agreement and not previously fulfilled remain unchanged and in full force and effect.

(c)	Royalties.

(i)

Gilead’s royalty payment obligations to Galapagos under Section 8.3 of the A&R Collaboration Agreement for Net Sales of Licensed Products sold by Gilead or its Affiliate or Sublicensee (for clarity, other than by Galapagos or its Affiliate or Sublicensee) in the Licensed Territory shall remain in full force and effect, on a country-by-country basis, until the earlier of (1) the transfer of TUPE Employees or all Hired Employees to Galapagos in such country or (2) the Initial Transition Date, after which time Gilead shall pay royalties to Galapagos on Net Sales of Licensed Products in the Gilead Territory pursuant to the Second A&R Collaboration Agreement. Gilead shall have no royalty payment obligations to Galapagos, under Section 8.3 of the A&R Collaboration Agreement or otherwise, (x) for Net Sales of Licensed Products (if any) sold by Gilead or its Affiliate or Sublicensee in the Galapagos Territory, on behalf of Galapagos if all proceeds of such sale are remitted to Galapagos or (y) based on sales of Licensed Products sold by Galapagos or its Affiliate or Sublicensee in the Galapagos Territory.

(ii)

As will be further described in the Second A&R Collaboration Agreement, the Second A&R Collaboration Agreement shall provide that, commencing on […***…], 2024, Galapagos shall pay to Gilead non-refundable royalties on the amount of aggregate Net Sales of Licensed Products in the Galapagos Territory in each calendar year at the rates set forth below.

Net Sales of Licensed Products in the Galapagos Territory	Royalty Rate
[ *** ]	8%
[ *** ]	[	***]
[ *** ]	[	***]
[ *** ]	15%

Such royalties shall be payable on a country-by-country basis until the end of the Royalty Term for such country. Such royalties shall be subject to step downs and adjustments for compulsory licenses equivalent to those in Sections 8.3(d) and 8.3(e) of the A&R Collaboration Agreement, mutatis mutandis.

(d)	Operating Profits and Operating Losses Sharing.

(i)

Operating Profits and Operating Losses for each Licensed Product in the Shared Territory incurred from the Announcement Date until the Initial Transition Date will continue to be shared equally by each Party as described in, and subject to, Section 8.9 of the A&R Collaboration Agreement; provided, however, that (x) effective as of the Effective Date, that certain letter from Gilead to Galapagos dated October 5, 2020 regarding allocation of Gilead costs regarding the Shared Territory is hereby terminated and of no further force or effect, and (y) until the Initial Transition Date, […***…] of any costs incurred by or on behalf of Gilead or its Affiliates that are incurred in connection with Commercialization activities relating to the Licensed Products and reasonably and directly attributable to the Galapagos Territory shall be deemed Joint Commercialization Costs for purposes of the calculation of Operating Profit (or Loss) under Section 8.9(a)(ii) of the A&R Collaboration Agreement.

(ii)	Notwithstanding the A&R Collaboration Agreement, […***…].

(iii)

Beginning on the Initial Transition Date and continuing for all periods thereafter, such profit-sharing arrangement, including any sharing of any costs, with respect to the Shared Territory will terminate and be of no further force or effect (and, for clarity, Gilead shall have no right to share Operating Profits, and no obligation to bear any Operating Losses, with respect to any Licensed Product in the Shared Territory for such periods).

12.2	Development Costs

(a)

Generally. All Development Costs incurred on or after […***…] shall be governed by this Agreement or the Second A&R Collaboration Agreement as set forth below. The provisions in the A&R Collaboration Agreement shall not govern any Development Costs incurred on or after […***…].

(b)

One-Time Development Cost Payments. In consideration for Galapagos assuming responsibility for the Development activities for the Licensed Product as set forth in this Agreement, Gilead irrevocably agrees to make the following one-time payments to Galapagos:

(i)	On or before […***…] 2021, Gilead will make a one-time payment of €75,000,000 to Galapagos.

(ii)	On or before […***…] 2022, Gilead will make a one-time payment of €50,000,000 to Galapagos.

The foregoing payments shall be non-refundable, non-creditable, and non-cancelable. Galapagos shall provide Gilead with an applicable invoice (x) for the payment described in clause (i) above, promptly after the Effective Date and (y) for the payment described in clause (ii) above, on or around […***…], and notwithstanding anything to the contrary in this Section 12.2(b) neither such payment shall be due until […***…] after Gilead’s receipt of the applicable invoice.

(c)	Development Costs Sharing for […***…] Activities.

(i)

Section 3.4 of the A&R Collaboration Agreement, which provides that each Party shall be responsible for fifty percent (50%) of the Development Costs incurred by or on behalf of either Party or its Affiliates solely to the extent related to Development of the Licensed Compound or Licensed Products in the Territory, continued to apply to the Development Costs reasonably and directly attributable to […***…] from the Announcement Date until […***…].

(ii)

Subject to the remainder of this Section 12.2(c), Galapagos shall be solely responsible for all Development Costs incurred by or on behalf of either Party or its Affiliates on or after […***…] that are reasonably and directly attributable to […***…]. Each Party shall remain responsible for its own internal costs for the […***…] Activities. Within […***…] after the end of each calendar quarter, Gilead shall provide to Galapagos a report in reasonable detail of any […***…] incurred by Gilead in such calendar quarter together with an invoice for such amount. Galapagos shall pay any such invoice not later than […***…] following receipt thereof.

(iii)

For clarity, if Galapagos decides, or is mandated by a Regulatory Authority, to wind down or materially amend any […***…] instead of completing the studies as currently planned, Gilead will not be responsible for any such wind-down or amendment costs incurred by Galapagos or Gilead (and, to the extent any such wind-down or amendment costs are out-of-pocket costs incurred by or on behalf of Gilead, they shall be deemed […***…] and subject to reimbursement by Galapagos in accordance with this Section 12.2(c)).

(iv)	In consideration for Galapagos assuming responsibility for the Development activities for the Licensed Product as set forth in this Agreement:

(A)

If the aggregate […***…] incurred by or on behalf of both Parties or their Affiliates between […***…] exceed the budgeted amounts for such time period set forth in the Development Plan and Budget, then Gilead shall make a true-up payment to Galapagos in an amount equal to (1) 50% of the amount of any such budget overage for such period, with Gilead’s share of such overage not to exceed […***…] (such share, the “First Overage Share Amount”), plus (2) 50% of the amount of any such budget overage not already captured by clause (1) that is reasonably incurred by the Parties to comply with regulatory requirements imposed by Regulatory Authorities with respect to the […***…] Activities. On or before […***…], Galapagos shall provide to Gilead a report describing in reasonable detail the […***…] for such time period and showing the calculation of such true-up payment amount, together with an invoice for such true-up payment amount. Gilead shall pay to Galapagos the First Overage Share Amount (as invoiced) on or before […***…] (or, if later, the date that is […***…] after receiving such invoice); and

(B)

If the aggregate […***…] incurred by or on behalf of both Parties or their Affiliates between […***…] exceed the budgeted amounts for such time period set forth in the Development Plan and Budget, then Gilead shall make a true-up payment to Galapagos in an amount equal to (1) 50% of the amount of any such budget overage for such period, with Gilead’s share of such overage not to exceed […***…] less the First Overage Share Amount, plus (2) 50% of the amount of any such budget overage not already captured by clause (1) that is reasonably incurred by the Parties to comply with regulatory requirements imposed by Regulatory Authorities with respect to the […***…]. On or before […***…], Galapagos shall provide to Gilead a report describing in reasonable detail the […***…] for such time period and showing the calculation of such true-up payment amount, together with an invoice for such true-up payment amount. Gilead shall pay to Galapagos the amount of such invoice on or before […***…] (or, if later, the date that is […***…] after receiving such invoice).

(C)

The Parties agree that any extension or other requirement for an existing […***…] that is unilaterally and definitively raised and suggested by the EMA or any other Regulatory Authority in the Galapagos Territory (i.e., not first raised or suggested by Galapagos) as materially important to maintain a Marketing Authorization, and is added as a condition to a Marketing Authorization or otherwise imposed by a decision from the EMA or any other Regulatory Authority, as evidenced by documentation provided by the EMA or such other Regulatory Authority, shall be treated as “imposed” for purposes of clause (2) of Sections 12.2(c)(iv)(A) and (B).

(D)

For clarity, if for either period described in Sections 12.2(c)(iv)(A) and (B), the aggregate […***…] incurred by both Parties do not exceed the budgeted amounts for such period set forth in the Development Plan and Budget, then no true-up payment will be owed by Gilead for such period.

(d)

Development Costs Sharing for […***…]. From the Effective Date until the applicable […***…] are completed, the Parties agree to continue to share the Development Costs reasonably and directly attributable to […***…] equally. Each Party shall remain responsible for its own internal costs, including […***…], for the […***…]. Within […***…] after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any […***…] incurred by such Party in such calendar quarter for each Licensed Product. The […***…] so reported will be used for the calculation of the 50%/50% split for the […***…]. Within […***…] after the end of each calendar quarter, Galapagos shall send Gilead a consolidated report in reasonable detail regarding such […***…] incurred by each Party for such calendar quarter. Within […***…] following receipt of such report, the Party whose […***…] expenditures exceed the portion of the total such expenditures by both Parties for such calendar quarter allocated to such Party in this Section 12.2(d) shall invoice the other Party for the amount of funds necessary to account for such excess. The Party receiving such invoice shall pay it not later than […***…] following receipt thereof.

(e)	Development Costs for New Joint Development Activities. The costs for New Joint Development Activities shall be borne by the Parties in accordance with Section 7.3(c).

12.3	Regulatory Affairs Costs

With respect to out-of-pocket costs and expenses incurred prior to the MA Transfer Completion Date for any Registered Country in connection with applying for Regulatory Approval with respect to Licensed Products in such Registered Country or transferring to Galapagos or the applicable Galapagos MAH the Marketing Authorization or Marketing Authorization application for such Registered Country, and, in each case, any related regulatory affairs activities (excluding any costs expressly set forth in this Agreement as being at one Party’s sole cost and expense), such costs and expenses shall be shared […***…] and Gilead shall be responsible for […***…] thereof and Galapagos shall be responsible for […***…] thereof. The foregoing costs, expenses and fees will be reported in the same manner as Development Costs and, for those shared […***…], will be included in the reconciliation, invoicing and payment made.

12.4	Commercialization Costs Through Initial Transition Date

(a)

Shared Territory. For clarity, […***…] incurred from the Announcement Date until the Initial Transition Date shall be included in the calculation of Operating Profit (or Loss) under Section 8.9(a)(ii) of the A&R Collaboration Agreement.

(b)	[Intentionally Omitted]

(c)

Other Costs in the Licensed Territory. Except as provided in Section 12.1(d)(i) or 12.4(b), each Party shall be solely responsible for all Commercialization costs incurred by or on behalf of such Party in the Commercialization of Licensed Products in the Licensed Territory. With respect to any country in the Galapagos Territory other than the Shared Territories, if the TUPE Employees or Hired Employees, as applicable, transfer to Galapagos prior to the assumption by Galapagos of the distribution activities in such country, Gilead will pay Galapagos an amount equal to the Net Sales of Licensed Products in such country received by Gilead or its Affiliates during such interim period. To the extent any amounts are owed by Gilead pursuant to the preceding sentence, Galapagos shall provide to Gilead an invoice for such amounts on or before […***…], and Gilead shall pay the amount of such invoice no later than […***…] after its receipt thereof.

(d)

Reporting. By the […***…] of each month, each Party shall provide to the other Party a report showing in reasonable detail the costs and expenses incurred by such Party pursuant to the Shared Territory Commercialization Plan and Budget during the preceding month. If requested by either Party, the Parties will have a call or meeting to discuss any costs and expenses included in any such report or related to the Shared Territory Commercialization Plan and Budget.

12.5	Other Transition Costs

Except as expressly provided for in this Agreement, each Party shall be responsible for all costs and expenses it incurs in connection with the Transition.

12.6	Taxes

(a)

Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the collaborative efforts of the Parties under this Agreement.

(b)

Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of payments made between the Parties under this Agreement. Without limiting the generality of the foregoing, each Party shall provide to the other Party any tax forms and other information that may be reasonably necessary in order to support its claim of no-withholding or reduced withholding based on an applicable treaty. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax.

(c)

Payment of Tax. It is understood and agreed between the Parties that any payments made by a Party under this Agreement are exclusive of any value added tax (“VAT”) or similar tax imposed upon such payments. Where VAT is properly added to a payment made under this Agreement, a paying Party will pay the amount of VAT only on receipt of a valid tax invoice issued in accordance with Applicable Law. In addition, to the extent a Party is required by Applicable Law to deduct and withhold taxes on any payment to the other Party, such Party shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly (within […***…] days of payment) transmit to the other Party an official tax certificate or other evidence of such withholding sufficient to enable the other Party to claim credit for such payment of taxes.

12.7	Financial Records; Audits

Each Party and its Affiliates shall use all reasonable efforts to maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of any amount to be paid, reimbursed, credited, offset or shared in accordance with the terms of this Agreement. Upon reasonable prior notice, such records shall be open during regular business hours for a period of three (3) years from the creation of individual records for examination at the auditing Party’s expense, and not more often than once each calendar year, by an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party or Affiliate for the sole purpose of verifying for the auditing Party the accuracy of the financial statements, reports or notices furnished by the audited Party or Affiliate pursuant to this Agreement or of any payments made, or required to be made, by or to the audited Party or Affiliate to the other pursuant to this Agreement. Any such auditor shall not disclose the audited Party’s or Affiliate’s Confidential Information to the auditing Party, but shall, instead, report that there was or was not a discrepancy uncovered by the audit and if such a discrepancy was uncovered, the amount and direction of it. Any amounts shown to be owed but unpaid, or overpaid and in need of reimbursement, shall be paid or refunded (as the case may be) within […***…] after the accountant’s report, plus interest (as set forth in Section 12.9) from the original due date (unless challenged in good faith by the audited Party, in which case any undisputed portion shall be paid in accordance with the foregoing timetable, any dispute with respect to such challenge shall be resolved in accordance with Section 16.6, any remaining disputed portion shall be paid within […***…] after resolution of the dispute, and interest shall not accrue with respect to the disputed portion during the period of time the dispute is being resolved). The auditing Party shall bear the full cost of such audit unless such audit reveals an overpayment to, or an underpayment by, the audited Party or Affiliate that resulted from a discrepancy in a report that the audited Party or Affiliate provided to the other Party during the applicable audit period, which underpayment or overpayment was more than […***…] of the amount set forth in such report, in which case the audited Party or Affiliate shall bear the full cost of such audit. Each Party, at the request of the other Party, shall make available to the other Party the results of any audit performed by the non-requesting Party on such non-requesting Party’s Sublicensees hereunder.

12.8	Foreign Exchange.

Notwithstanding Section 8.12 of the A&R Collaboration Agreement, where amounts in this Agreement are expressed in euros, payment should be made in euros.

12.9	Interest on Late Payments

If a Party does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to such Party from the due date until the date of payment at a per-annum rate of […***…] above the prime rate as reported in The Wall Street Journal, Eastern Edition, or the maximum rate allowable by Applicable Law, whichever is less. Such accrued interest and the payment and acceptance thereof shall not negate or waive the right of the non-paying Party to any other remedy, legal or equitable, to which the non-paying Party may be entitled because of the delinquency of the payment.

12.10	Manner and Place of Payment

All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by Galapagos or Gilead (as applicable), unless otherwise specified in writing by such Party.

ARTICLE 13

REPRESENTATIONS AND WARRANTIES

13.1	Mutual Representations and Warranties

Each Party hereby represents, warrants, and covenants (as applicable) to the other Party, as of the Effective Date, as follows:

(a)

It is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

(b)

Except as set forth in this Section 13.1, (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to (A) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors or (B) laws governing specific performance, injunctive relief and other equitable remedies.

(c)

It is not a party to and will not enter into any agreement that would prevent it from granting the rights or exclusivity granted or intended to be granted to the other Party under this Agreement or performing its obligations under this Agreement.

13.2	Representations and Warranties by Gilead

As of the Effective Date, Gilead hereby makes the representations and warranties, and agrees to perform the covenants set forth below in this Section 13.2.

(a)	To Gilead’s Knowledge, Gilead and its Affiliates own all right, title and interest in and to all of the Transferred Trademarks, free and clear of all Encumbrances.

(b)

To Gilead’s Knowledge, neither Gilead nor any of its Affiliates has received written notice in the last 12 months from any person or entity asserting a claim of ownership to any of the Transferred Trademarks.

(c)	To Gilead’s Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate the Transferred Trademarks.

(d)	To Gilead’s Knowledge, Gilead has not received any written notice, in the last 12 months, that any person alleges the use of the Transferred Trademarks would be an infringement of their rights.

(e)

Neither Gilead nor any of its Affiliates has entered into any sublicense agreement or distribution agreement or granted any sublicense or distribution rights to any Third Party, in each case, with respect to the Licensed Products in the Galapagos Territory, other than sublicenses granted to contract researchers or contract manufacturers in connection with contract research agreements or contract manufacturing agreements pursuant to which such contract researchers or contract manufacturers provide services solely to Gilead.

(f)

To Gilead’s Knowledge, neither Gilead nor any of its Affiliates has received, in the last 12 months, any written claim or demand of any person or entity alleging that the Development, Manufacture, use, or Commercialization of the Licensed Products in the Galapagos Territory by Gilead or its Affiliates infringes a Third Party patent.

(g)	None of the terms of this Agreement or the transactions contemplated under this Agreement conflict with the terms of the […***…].

(h)

Schedule 5 sets forth the equity awards granted to the New Galapagos Employees under the Gilead Plan, including the quantity of the unvested portions of such awards that will forfeit pursuant to the departure of the New Galapagos Employee from Gilead in the framework of the transaction. This information is, as of the date such information was provided or updated, true and accurate in all material respects.

(i)

To Gilead’s Knowledge, neither Gilead nor any of its Affiliates has received, in the last 12 months, any written complaint or is currently the subject of a governmental or regulatory investigation regarding its collection, storage, transfer or use of any information relating to identified or identifiable natural persons that was collected in a Clinical Trial involving the Licensed Compound or Licensed Products or in connection with any Hired Employee or TUPE Employee.

ARTICLE 14

INDEMNIFICATION

14.1	Indemnification by Galapagos

Section 11.1 (Indemnification by Galapagos) of the A&R Collaboration Agreement is hereby incorporated by reference into this Agreement, mutatis mutandis, as if references to “this Agreement and any Co-Commercialization Agreement” were to this Agreement or any Transition Ancillary Agreement; provided, however, that as incorporated by reference into this Agreement, Section 11.1(b) of the A&R Collaboration Agreement shall be deemed to read as follows:

“(b) (i) the Exploitation by or on behalf of Galapagos or its Affiliates, subcontractors, licensees or Sublicensees (excluding such conduct by or on behalf of Gilead, its Affiliates and Sublicensees as licensees or Sublicensees of Galapagos hereunder) of any Licensed Product or Licensed Compound excluding any Shared Development Damages (which shall be allocated as set forth in Section 11.7); or (ii) the exercise or use by or on behalf of Galapagos, its Affiliates, subcontractors, licensees, or Sublicensees (excluding such exercise by Gilead, its Affiliates, and Sublicensees as licensees and Sublicensees of Galapagos hereunder) of rights under any license or right of reference, or in or to any Regulatory Materials, Regulatory Approvals, Marks or other Information, in each case granted, transferred or made available by or on behalf of Gilead or any of its Affiliates to Galapagos under this Agreement or any Transition Ancillary Agreement, or (iii) any act or omission taken (or not taken) by Gilead or its Affiliates, subcontractors, licensees or Sublicensees at the express request or direction of Galapagos pursuant to Galapagos’ exercise of its General Direction hereunder.”

14.2	Indemnification by Gilead

Section 11.2 (Indemnification by Gilead) of the A&R Collaboration Agreement is hereby incorporated by reference into this Agreement, mutatis mutandis, as if references to “this Agreement and any Operational Agreement” were to this Agreement or any Transition Ancillary Agreement; provided, however that as incorporated by reference into this Agreement, Section 11.2 is hereby amended by (i) adding, at the end of subsection (a), “and excluding any Shared Development Damages (which shall be allocated as set forth in Section 11.7),” (ii) deleting the word “or” after subsection (c), (iii) adding the word “or” after subsection (d) and (iv) inserting the following new subsection (e) immediately after subsection (d) that shall read as follows:

“(e) any act or omission taken (or not taken) by Galapagos or its Affiliates, subcontractors, licensees or Sublicensees at the express request or direction of Gilead based on Gilead’s MAH Legal Responsibilities.”

Except to the extent the A&R Collaboration Agreement or this Agreement expressly allocates liability to or sets forth an indemnification obligation of Galapagos or its Affiliate(s), Gilead shall defend, indemnify, and hold the Galapagos Indemnitees harmless from and against any and all Galapagos Damages, all to the extent resulting from Galapagos Claims against such Galapagos Indemnitee arising from or based on the ownership or operation of Transferred Assets prior to the effective date of transfer of such Transferred Assets to Galapagos under this Agreement or a Transition Ancillary Agreement.

Gilead shall also indemnify Galapagos as set forth in Sections 5.3, 5.4 and 6.1 in accordance with the procedures set forth in Section 14.3.

14.3	Indemnification Procedures

Section 11.3 (Indemnification Procedures) of the A&R Collaboration Agreement is hereby incorporated by reference into this Agreement, mutatis mutandis.

14.4	Shared Development Damages.

A new Section 11.7 (Shared Development Losses) is added to the A&R Collaboration Agreement as shown below:

“11.7 Shared Development Damages. The Parties shall share equally any Gilead Damages and Galapagos Damages incurred, respectively, by the Gilead Indemnitees and Galapagos Indemnitees (collectively, “Party Indemnitees”) to the extent resulting from Third Party Claims against any such Party Indemnitee that arise from or are based on the performance after the effective date of the Transition & Amendment Agreement of […***…] or the performance of activities under a Joint Development Plan and Budget, in each case to the extent not arising from or based on the events described in Sections 11.1(a) or 11.2(b), (c) or (d) (any such damages, “Shared Development Damages” and any such Third Party Claims, “Shared Development Claims”). If either Party receives notice of any Shared Development Claim, such Party shall inform the other Party in writing as soon as reasonably practicable, and the Parties shall discuss a strategy for defending such Shared Development Claim. This Section 11.7 is not intended, and shall not be construed, to alter either Party’s liability under Section 11.1 or Section 11.2 (as applicable) for any Claims that arise from or are based on any commercially sold Licensed Product. At its option, the Party against whose Party Indemnitees a Third Party raises a Shared Development Claim may assume the defense of any Shared Development Claim by giving written notice to the other Party within […***…] days after the notice of the Shared Development Claim. If such does not assume and conduct the defense of a Shared Development Claim as provided in the preceding sentence, then the other Party may defend against such Shared Development Claim. The non-defending Party may participate in and monitor such defense with counsel of its own choosing, subject to the defending Party’s right to assume and conduct the defense of the Shared Development Claim with counsel of its choice. Neither Party shall settle any Shared Development Claim without the prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed.”

14.5	Limitations of Liability

Section 11.5 (Limitation of Liability) of the A&R Collaboration Agreement is hereby incorporated by reference into this Agreement, mutatis mutandis.

14.6	Insurance

Section 11.6 (Insurance) of the A&R Collaboration Agreement is hereby incorporated by reference into this Agreement, mutatis mutandis.

ARTICLE 15

TERM OF AGREEMENT

15.1	Term of Agreement

The term of this Agreement shall commence on the Effective Date and shall continue in full force and effect until June 30, 2023.

15.2	Impact of Material Breach

(a)

Material Breach. In the event of a material breach of this Agreement by a Party, the non-breaching Party may give the breaching Party a written notice identifying such material breach in reasonable detail (the “Material Breach Notice”) and giving the breaching Party an opportunity to cure such material breach within […***…] days from the date of such notice (or within […***…] from the date of such notice in the event such material breach is solely based upon the breaching Party’s failure to pay any amounts owed to the non-breaching Party hereunder) (the “Cure Period”). If the breaching Party fails to cure such material breach within the Cure Period, then, subject to Section 15.2(b), representatives of the non-breaching Party may escalate the material breach to the Executive Officer of each Party for review and determination of a remedial plan for the breaching Party to remediate the material breach as promptly as reasonably possible (“Remedial Measures”). The Executive Officers or their respective designees shall, within […***…] after such escalation, meet and discuss such material breach and determine the Remedial Measures. The breaching Party shall perform the Remedial Measures and report in writing on a weekly basis to the Executive Officers or their respective designees on the actions taken and the progress in executing the Remedial Measures. The breaching Party will be solely responsible for any costs, expenses and liabilities incurred as a result of the material breach or the implementation of such Remedial Measures. In parallel with the review by the Executive Officers or their respective designees and determination of Remedial Measures, the breaching Party shall use Transition Activity Commercially Reasonable Efforts to remediate any on-going material breach of this Agreement.

(b)

Disputed Breach. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a Material Breach Notice, and such alleged breaching Party provides the other Party notice of such dispute within […***…] of receipt of such Material Breach Notice, then the non-breaching Party shall not have the right to seek Remedial Measures under Section 15.2(a) unless and until (i) an arbitrator, in accordance with Section 16.6, has determined that the alleged breaching Party has materially breached this Agreement and (ii) such Party fails to cure such breach within […***…] following such arbitrator’s decision (except to the extent such breach involves the failure to make a payment when owed to the non-breaching Party, which breach must be cured within […***…] following such arbitrator’s decision).

15.3	Amendment to A&R Collaboration Agreement

(a)	Section 13.3(a)(i) of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following:

“(i) At Will. Subject to Section 13.3(a)(ii), at any time after […***…].”

(b)	Section 13.3(a)(ii) of the A&R Collaboration Agreement is hereby deleted in its entirety and replaced with the following:

“(ii) For Safety-Related, Regulatory-Related Reasons. Gilead shall have the right to terminate this Agreement with respect to the Gilead Territory on a Licensed Product-by-Licensed Product, indication-by-indication, or country-by-country basis upon […***…] prior written notice to Galapagos if Gilead concludes, reasonably and in good faith, that […***…].”

15.4	Survival

The expiration of this Agreement shall not relieve either Party of any of its obligations to the extent such obligations were incurred prior to expiration or that are expressed to survive expiration. Notwithstanding anything to the contrary, the following provisions shall survive and apply after expiration for the period specified therein (or, if no period is specified therein, indefinitely): Sections 2.1 (clause (y) in the first paragraph only), 5.3(a), 5.3(b), 5.3(d), 5.4(b), 8.1(d) (clauses (i) and (ii) of the fifth sentence, and the sixth sentence, only), 10.2(a), 10.2(b)(i)(B) (solely as to clauses (2), (3) and (4) thereof), 10.2(b)(ii), 11.1(b), 11.1(c), 11.2(b), 11.5, 12.2(c)(iv) (provided, however, that if substantially similar terms are set forth in the Second A&R Collaboration Agreement, then Section 12.2(c)(iv) shall not survive and apply after expiration), 12.6 through 12.10 (for payments accruing before the expiration of this Agreement), 14.1, 14.2, 14.3, 14.5, 15.4, ARTICLE 16 (excluding Section 16.4), and any definitions of any applicable capitalized terms.

ARTICLE 16

MISCELLANEOUS

16.1	Certain Miscellaneous Provisions

Sections 15.5 (No Strict Construction; Headings), 15.7 (Performance by Affiliates), 15.8 (Compliance with Applicable Law), 15.9 (Further Actions), 15.10 (Severability), 15.11 (No Waiver), 15.12 (Independent Contractors) and 15.13 (Counterparts) of the A&R Collaboration Agreement are hereby incorporated by reference into this Agreement, mutatis mutandis.

16.2	Force Majeure

Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented or delayed by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemics or other outbreaks of infectious disease or other public health crises, including COVID-19, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.

16.3	Entire Agreement

This Agreement, including the Schedules and Exhibits hereto, the A&R Collaboration Agreement, the Second A&R Collaboration Agreement, the Transition Ancillary Agreements and the Ancillary Agreements set forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the Parties existing as of the Effective Date with respect to the subject matter hereof and thereof, including the Term Sheet, which is hereby superseded in its entirety and, from and after the Effective Date, of no further force or effect. There are no, and the Parties expressly disclaim any, covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties related to the subject matter hereof and thereof other than those, if any, as are expressly set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party. In the event of any inconsistency between any Schedules and Exhibits to this Agreement and this Agreement, the terms of this Agreement shall prevail. In the event of any inconsistency between the terms of this Agreement and the terms of any Ancillary Agreement or Transition Ancillary Agreement, the terms of this Agreement shall prevail (unless otherwise provided in the applicable Ancillary Agreement or Transition Ancillary Agreement).

16.4	Subcontracting

(a)

Subject to Section 16.4(b), but notwithstanding anything else to the contrary herein, each Party may perform any of its Development, Manufacturing, regulatory, and Commercialization obligations under this Agreement through one or more Subcontractors or consultants, provided that (i) such Party remains responsible for the work allocated to, and payment to, such Subcontractors and consultants to the same extent it would if it had done such work itself; (ii) the Subcontractor or consultant undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties with respect to Confidential Information pursuant to ARTICLE 12 of the Applicable Collaboration Agreement; and (iii) such Party undertakes all reasonable efforts to provide that the Subcontractor or consultant undertakes in writing to assign or exclusively license back (with the right to sublicense) all intellectual property with respect to Licensed Compound or Licensed Products developed in the course of performing any such work to such Party. Each Party may also subcontract work on terms other than those set forth in this Section 16.4 with the prior written approval of the other Party.

(b)

Subject to Galapagos’ prior written consent as to a specific Subcontractor, which consent will not be unreasonably conditioned, delayed or withheld, Gilead may perform any of its obligations under this Agreement, including Gilead’s pharmacovigilance-activities and Gilead’s data analysis activities, through one or more Subcontractors, which shall include any Third Party contract research organizations, contract manufacturing organizations and other qualified vendors; provided that, subject to Section 11.2, (i) Gilead remains responsible for the work allocated to, and payment to, such Subcontractors to the same extent it would if it had done such work itself; (ii) the Subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties with respect to Confidential

Information pursuant to this Agreement hereof; and (iii) Gilead undertakes all reasonable efforts to provide that the Subcontractor undertakes in writing to assign or exclusively license back (with the right to sublicense) all intellectual property with respect to Licensed Compound or Licensed Products developed in the course of performing any such work to such Party.

16.5	Assignment

(a)

Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment without the other Party’s consent in connection with the simultaneous assignment of the Applicable Collaboration Agreement pursuant to the terms of such Applicable Collaboration Agreement. Any permitted successor or assignee of rights or obligations hereunder shall, in a writing to the other Party, expressly assume performance of such rights or obligations (and in any event, any Party assigning this Agreement to an Affiliate shall remain bound by the terms and conditions hereof). Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 16.5 shall be null, void and of no legal effect.

(b)	Sections 15.6(c) of the A&R Collaboration Agreement shall be deleted in its entirety as of the Effective Date and replaced with the following:

“[omitted.]”

16.6	Dispute Resolution

(a)

It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. In the event of any disputes, controversies or differences which may arise between the Parties out of or in relation to or in connection with this Agreement (excluding any disputes relating to the matters that can be referred to the JTT and the TSC other than determination of Remedial Measures if not agreed by the JTT or TSC), including any alleged failure to perform the provisions, or a breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, then upon the request of either Party by written notice, the Parties agree to meet and discuss in good faith a possible resolution thereof, which good faith efforts shall include at least one meeting (by videoconference, teleconference, or in person) between the Executive Officers of each Party. If the matter is not resolved within […***…] following the written request for discussions, either Party may then invoke the provisions of Section 16.6(b), as appropriate. For the avoidance of doubt, any disputes, controversies or differences arising from the JTT or the TSC pursuant to ARTICLE 4 shall be resolved solely in accordance with ARTICLE 4.

(b)

Any dispute, controversy, difference or claim which may arise between the Parties and not from the JTT or the TSC out of or in relation to or in connection with this Agreement (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application or termination of this Agreement) that is not resolved pursuant to Section 16.6(a) or as otherwise noted in Section 16.6(a), shall be settled by binding arbitration in accordance with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators, one each chosen by the respective Parties and the third chosen by mutual agreement of the first two, and otherwise in accordance with the ICC Rules. The arbitrators shall have significant experience and shall have expertise in licensing and partnering agreements in the pharmaceutical and biotechnology industries. Either Party, following the end of the […***…] period referenced in Section 16.6(a), may refer such issue to arbitration by submitting a written notice of such request to the other Party. The place of arbitration shall be New York and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute. The Parties shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof, including the limitation on damages set forth in Section 14.5. The Parties agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of the State of New York applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this Section 16.6. The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each Party. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of each of the Parties, and shall be subject to ARTICLE 12 of the Applicable Collaboration Agreement.

(c)

Any award to be paid by one Party to the other Party as determined by the arbitrator as set forth above under Section 16.6(b) shall be promptly paid in U.S. dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Section 16.6, and agrees that, subject to the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16, judgment may be entered upon the final award in the U.S. Federal District Court for the Southern District of New York and that other courts may award full faith and credit to such judgment in order to enforce such award.

(d)

Nothing in this Section 16.6 will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Therefore, in addition to its rights and remedies otherwise available at law, including the recovery of damages for breach of this Agreement, upon an adequate showing of material breach, and without further proof of irreparable harm other than this acknowledgement, such non-breaching Party shall be entitled to seek (a) immediate equitable relief, specifically including, but not limited to, both interim and permanent restraining orders and injunctions, and (b) such other and further equitable relief as the court may deem proper under the circumstances.

(e)	Any duty to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.

(f)

For the purposes of this Section 16.6, the Parties acknowledge their diversity (Gilead having its principal place of business in the State of California and Galapagos having its principal place of business in Belgium), and agree to accept the jurisdiction of any United States District Court located in New York for the purposes of enforcing or appealing any awards entered pursuant to this Section 16.6 and for enforcing the agreements reflected in this Section 16.6.

16.7	Governing Law

This Agreement shall be governed by and construed under the substantive laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

16.8	Notices

Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address or electronic mail specified below or such other address or electronic mail as may be specified by such Party in writing in accordance with this Section 16.8 and shall be deemed to have been given for all purposes (a) when received, if hand-delivered, sent by a reputable international expedited delivery service (with receipt confirmed) or facsimile (with transmission confirmed), (b) […***…] after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested or (c) when sent by electronic mail, upon confirmation of receipt by such recipient (which confirmation shall be deemed to include responses to such electronic mail). Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. This Section 16.8 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

Address for Notice.

If to Galapagos:	Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: Chief Executive Officer
Fax: [ *** ] Email: [ *** ]

With a copy to (which shall not	Galapagos NV
constitute notice):	Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: General Counsel
Fax: [ *** ] Email: [ *** ]

With a copy to (which shall not	Baker & McKenzie LLP
constitute notice):	452 Fifth Avenue
New York, New York 10018
United States
Attention: Olivia Tyrrell
Oren Livne Fax: [ *** ] Email: Olivia.Tyrrell@bakermckenzie.com Oren.Livne@bakermckenzie.com

If to Gilead:	Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: Alliance Management Email: [ *** ]

With a copy to (which shall not constitute notice):	Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: General Counsel Email: [ *** ]

With a copy to (which shall not constitute notice):	Covington & Burling LLP Salesforce Tower 415 Mission Street, Suite 5400 San Francisco, CA 94105-2533 Attention: Amy L. Toro, Esq. Fax: [ *** ] Email: atoro@cov.com

[SIGNATURE PAGE FOLLOWS.]

This Agreement is executed by the authorized representatives of the Parties as of the date first written above.

GALAPAGOS NV

By:
Name:
Title:

GILEAD SCIENCES, INC.

By:
Name:
Title:

[Signature Page to Transition Agreement]

SCHEDULE 1

TARGET MA SUBMISSION DATES

[…***…]             […***…]

SCHEDULE 2

TRANSFERRED TRADEMARKS

[…***…(2 pages omitted)]

SCHEDULE 3

TUPE EMPLOYEES

[…***…(2 pages omitted)]

SCHEDULE 4

DOMAIN NAMES

[…***…]

SCHEDULE 5

EQUITY AWARDS GRANTED TO NEW GALAPAGOS EMPLOYEES

[…***…(2 pages omitted)]

EXHIBIT A

DEVELOPMENT PLAN AND BUDGET

[…***…(2 pages omitted)]

EXHIBIT B

AMENDED SHARED TERRITORY COMMERCIALIZATION PLAN AND BUDGET

[…***…(6 pages omitted)]

EXHIBIT C

TRADEMARK ASSIGNMENT AGREEMENT

[…***…(4 pages omitted)]

EXHIBIT D

TRANSITION PLAN

[…***…(97 pages omitted)]

EXHIBIT E

[INTENTIONALLY OMITTED]

EXHIBIT F

GILEAD PLANS FOR […***…] TUPE EMPLOYEES

[…***…]

EXHIBIT G

[…***…] BUSINESS TRANSFER AGREEMENT

[…***…(55 pages omitted)]

EXHIBIT H

COMMERCIAL HANDOVER

Commercial Handover means the following with respect to the applicable Registered Country:

[…***…]